Filed Pursuant to Rule 424(b)(3)
Registration No. 333-122457

PROSPECTUS

$180,000,000

NCI BUILDING SYSTEMS, INC.

2.125% Convertible Senior Subordinated Notes due 2024

and

Common Stock Issuable upon Conversion of the Notes

This prospectus relates to $180,000,000 aggregate principal amount of our 2.125% Convertible Senior Subordinated Notes due 2024. We originally issued and sold the notes in a private placement in November 2004. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of the notes.

We will pay 2.125% interest per annum on the principal amount of the notes, semi-annually in arrears on May 15 and November 15 of each year, beginning on May 15, 2005. Interest is accruing from November 16, 2004. The notes will mature on November 15, 2024. The notes are our general unsecured senior subordinated obligations and rank junior in right of payment to all of our other existing and future senior debt, including obligations under our senior credit agreement. The notes effectively rank junior to our subsidiaries’ liabilities.

Holders may convert the notes into the consideration described below at a conversion rate equivalent to 24.9121 shares of common stock per $1,000 principal amount of notes, subject to adjustment, before the close of business on the business day immediately preceding November 15, 2024 only under the following circumstances: (i) during any calendar quarter commencing after December 31, 2004, if the closing price of our common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the preceding calendar quarter; (ii) subject to certain exceptions, during the five business days after any five consecutive trading day period in which the trading price per $1,000 principal amount of the notes for each day of such period was less than 98% of the product of the closing price of our common stock and the applicable conversion rate; (iii) if the notes have been called for redemption; or (iv) upon the occurrence of certain corporate transactions. Upon conversion, we will deliver cash up to the aggregate principal amount of notes to be converted, and shares of our common stock in respect of the remainder, if any, of our conversion obligation in excess of the aggregate principal amount of the notes being converted. The conversion rate is subject to adjustment in certain circumstances. We will also pay a make whole premium and accrued and unpaid interest, and additional amounts, if any, if holders convert their notes in connection with certain designated events that occur on or prior to November 15, 2009.

Beginning on November 20, 2009, we may redeem any of the notes at any time, or from time to time, in whole or in part, at a redemption price of 100% of their principal amount, plus accrued and unpaid interest, including additional amounts, if any. You may require us to repurchase your notes for cash on November 15, 2009, November 15, 2014 and November 15, 2019, or at any time prior to their maturity following a designated event, as defined herein, at a repurchase price of 100% of their principal amount, plus accrued and unpaid interest, including additional amounts, if any. We will also pay a make whole premium if holders require us to repurchase their notes in connection with certain designated events that occur on or prior to November 15, 2009.

Our common stock is listed on the New York Stock Exchange under the symbol “NCS.” The closing price of our common stock on April 27, 2005 was $34.14 per share.

Investing in the notes involves risks. “Risk Factors” begins on page 9 of this prospectus.

The notes trade in the PORTAL MarketSM of the National Association of Securities Dealers, Inc.; however, the notes resold under this prospectus will no longer trade in the PORTAL Market.SM

We will not receive any of the proceeds from the sale of the notes or shares of common stock by any of the selling securityholders. The notes and the shares of common stock may be offered and sold from time to time directly from the selling securityholders or alternatively through underwriters or broker-dealers or agents. The notes and the shares of common stock may be sold in one or more transactions at fixed prices, at the prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Please read “Plan of Distribution.”

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of that document. Our business, financial condition, results of operations and prospects may have changed since that date. Any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is April 28, 2005.

Unless the context otherwise requires, references in this prospectus to the “company,” “NCI,” “we,” “our,” and “us” will mean NCI Building Systems, Inc., a Delaware corporation, and its direct and indirect subsidiaries and predecessors.

i

WHERE YOU CAN FIND MORE INFORMATION

We are required to comply with the reporting requirements of the Securities Exchange Act of 1934, and, in accordance with those requirements, we file combined reports, proxy statements and other information with the SEC.

This prospectus is part of a registration statement we have filed with the SEC relating to the notes and the common stock, if any, issuable upon conversion thereof. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and the schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its website.

You can call the SEC’s toll-free number at 1-800-SEC-0330 for further information. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding companies like ours that file with the SEC electronically. The documents can be found by searching the EDGAR archives at the SEC’s website or can be inspected and copied at the Public Reference Section of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Our SEC filings and other information about us may also be obtained from our website at www.ncilp.com, although information on our website does not constitute a part of this prospectus. Material that we have filed may also be inspected at the library of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We have elected to “incorporate by reference” certain information into this prospectus, which means we can disclose important information to you by referring you to another document filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus. Please read “Incorporation by Reference.” You should only rely on the information contained in this prospectus and incorporated by reference in it. We have not authorized anyone to provide you with any additional information.

INCORPORATION BY REFERENCE

We are incorporating by reference into this prospectus the following documents filed with the SEC (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Securities Exchange Act of 1934, as amended):

•	our annual report on Form 10-K for the fiscal year ended October 30, 2004, filed with the SEC on January 13, 2005;

•	our quarterly report on Form 10-Q for the fiscal quarter ended January 29, 2005, filed with the SEC on March 10, 2005.

•	our current reports on Form 8-K dated November 9, 2004, filed with the SEC on November 16, 2004; dated February 10, 2005, filed with the SEC on February 10, 2005; and dated March 11, 2005, filed with the SEC on March 14, 2005;

•	the description of our common stock and the associated preferred stock purchase rights contained in our Forms 8-A12B, filed with the SEC on July 20, 1998 and June 25, 1999, as we may update those descriptions from time to time; and

•	all other documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the offering.

     Any statement contained in this prospectus or a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     The documents incorporated by reference in this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, without charge, upon written or oral request. Requests for such copies should be directed to the following:

ii

NCI Building Systems, Inc.
10943 North Sam Houston Parkway West
Houston, Texas 77064
Telephone Number: (281) 897-7788
Attention: General Counsel

     Except as provided above, no other information, including, but not limited to, information on our website, is incorporated by reference in this prospectus.

iii

PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements (including the notes thereto) appearing elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. Some of the statements in this “Summary” are forward-looking statements. Please read “Forward-Looking Statements” for more information regarding these statements. Our fiscal year end is the Saturday closest to October 31st. Our most recent fiscal year end was October 30, 2004.

Who We Are

     We are one of North America’s largest integrated manufacturers of products for the non-residential construction industry. We operate 37 manufacturing facilities located in 16 states and in Mexico. We sell metal components, engineered building systems and metal coil coating services, offering one of the most extensive metal product lines in the building industry with well-recognized brand names. We believe that our leading market positions and strong track record of growth and profitability have resulted from our focus on:

•	controlling operating and administrative costs;

•	managing working capital and fixed assets;

•	developing new markets and products; and

•	successfully identifying strategic growth opportunities.

     We believe that metal products have gained and continue to gain a greater share of the new non-residential construction and repair and retrofit markets as a result of increasing acceptance and recognition of the benefits of metal products in building applications. Metal building components offer builders, designers, architects and end users several advantages, including lower long-term costs, longer life, attractive aesthetics and design flexibility. Similarly, engineered building systems offer a number of advantages over traditional construction alternatives, including shorter construction time, more efficient use of materials, lower construction costs, greater ease of expansion and lower maintenance costs.

     We have a history of making acquisitions within our industry, and we regularly evaluate growth opportunities both through acquisitions and internal investment. Please read “Recent Developments” below.

     We were founded in 1984 and we reincorporated in Delaware in 1991. Our principal offices are located at 10943 North Sam Houston Parkway West, Houston, Texas 77064, and our telephone number is (281) 897-7788. Unless indicated otherwise, references in this prospectus to NCI, us, or we include our predecessors and our subsidiaries.

     We file annual, quarterly and current reports and other information with the SEC. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, along with any amendments to those reports, are available free of charge at our corporate website at http://www.ncilp.com as soon as practicable after such material is electronically filed with, or furnished to, the SEC. In addition, our website includes other items related to corporate governance matters, including, among others, our corporate governance guidelines, charters of various committees of our board of directors and the code of business conduct and ethics applicable to our employees, officers and directors. You may obtain copies of these documents, free of charge, from our corporate website. However, the information on our website is not incorporated by reference into this prospectus.

Our Business Segments

     Based upon similarities in product lines, manufacturing processes and marketing and management functions, we have divided our operations into three reportable segments: metal components, engineered building systems and metal coil coating. Products of all three segments are similar in basic raw materials used. The engineered building systems segment includes the manufacturing of main frames and Long Bay® Systems and also includes value added engineering and drafting, which are typically not part of metal building component or metal coil coating products or services. Metal coil coating consists of cleaning, treating and painting continuous steel coils before the steel is fabricated for use by construction and industrial users. Our sales to outside customers, operating income and total assets attributable to these business segments were as follows for the fiscal years indicated (in thousands):

	2002		2003		2004
Sales:
Metal components	$507,079	53%	$473,499	53%	$576,808	53%
Engineered building systems	317,926	33	297,304	33	385,246	36
Metal coil coating	128,437	14	127,347	14	122,809	11
Intersegment sales	97,024	10	106,338	12	195,191	18
Eliminations	(97,024)	(10)	(106,338)	(12)	(195,191)	(18)

Total net sales	$953,442	100%	$898,150	100%	$1,084,863	100%

Operating income:
Metal components	$46,829		$45,851		$76,724
Engineered building systems	28,695		18,055		31,340
Metal coil coating	23,578		21,204		26,444
Corporate	(26,878)		(27,947)		(37,532)

Total operating income	$72,224		$57,163		$96,976

Total assets:
Metal components	$307,539	43%	$304,910	43%	$323,026	41%
Engineered building systems	206,429	29	204,931	29	219,849	28
Metal coil coating	161,128	22	158,553	22	196,762	25
Corporate	46,169	6	44,766	6	43,220	6

Total assets	$721,265	100%	$713,160	100%	$782,857	100%

     Metal Components. We are one of the largest domestic suppliers of metal components to the non-residential building industry. We design, manufacture, sell and distribute one of the widest selections of components for a variety of new construction applications as well as repair and retrofit uses.

The following are the types of products we sell:		Our products are used in the following markets:

•	Metal roof and wall systems;	•	Industrial;

•	Secondary structural members;	•	Governmental;

•	Flashings and accessories;	•	Community;

•	Roll-up and sectional doors; and	•	Self-storage;

•	Interior partition systems.	•	Commercial;

		•	Agricultural; and

		•	Residential

     We market our metal components products nationwide primarily through a direct sales force under several brand names. These brand names include “Metal Building Components,” “MBCI,” “American Building Components,” “ABC,” “Doors and Building Components,” “DBCI,” “NCI Metal Depots” and “Able Doors.”

     Engineered Building Systems. We are one of the largest domestic suppliers of engineered building systems. We design, manufacture and market engineered building systems, self-storage building systems and metal home framing systems for commercial, industrial, agricultural, governmental, community and residential uses. We market these systems nationwide through authorized builder networks totaling over 1,600 builders and a direct sales force under several brand names. These brand names include “Metallic,” “Mid-West Steel,” “A & S,” “All American,” “Classic,” “Steel Systems,” “Mesco” and “IPS.”

     Metal Coil Coating. We provide products and services including the cleaning, treatment and painting of various flat-rolled metal coil substrates and the slitting/embossing of painted coils. We clean, treat and coat hot roll and light gauge metal coils for our own use in our other two business segments, supplying substantially all of our internal metal coil coating requirements. In fiscal 2004, our internal use accounted for approximately 53% of our production. We also clean,treat and coat hot roll metal coils and light gauge metal for third parties for a variety of applications, including construction products, heating and air conditioning systems, water heaters, lighting fixtures and office furniture. We market our metal coil coating services nationwide under the brand names “Metal Coaters,” “Metal-Prep” and “DOUBLECOTE.”

Recent Developments

     On December 8, 2004, we purchased substantially all of the operating assets of Heritage Building Systems, Inc. and Steelbuilding.com, Inc., affiliated companies headquartered in Little Rock, Arkansas, for a combined purchase price of approximately $26 million, including $6 million in our common stock (199,767 shares), and assumed liabilities of approximately $2 million. Heritage primarily markets general purpose, engineered steel buildings, including for the agricultural market segment, and we believe that Steelbuilding.com is the largest marketer of engineered steel buildings via the Internet. We purchased these two companies because of their strong marketing operations and our belief that as part of our company they will be better positioned to leverage their sales and internet marketing and distribution channels to drive our sales growth.

     On December 13, 2004, we purchased our joint venture partner’s 49% interest in our manufacturing facility in Monterrey, Mexico, for approximately $10 million in cash.

     In addition, we also evaluate from time to time possible dispositions of assets or businesses when such assets or businesses are no longer core to our operations and do not fit into our long-term strategy.

Executive Offices

     Our executive offices are located at 10943 North Sam Houston Parkway West, Houston, Texas 77064, and our telephone number is (281) 897-7788. We maintain a website on the Internet at http://www.ncilp.com. The information on our website is not incorporated by reference in this prospectus.

The Offering

Issuer	NCI Building Systems, Inc., a Delaware corporation.

Securities Offered	$180,000,000 principal amount of 2.125% Convertible Senior Subordinated Notes due 2024.

Maturity Date	November 15, 2024.

Interest	2.125% per annum on the principal amount, accruing from November 16, 2004, payable semi-annually in arrears in cash on May 15 and November 15 of each year, beginning May 15, 2005.

Ranking	The notes are our unsecured senior subordinated obligations and the payment of the principal of and interest on the notes is subordinated in right of payment to the prior payment in full in cash of our existing and future senior indebtedness, including obligations under our senior credit agreement. The notes also rank equally in express right of payment with our future senior subordinated indebtedness and senior to any of our existing and future subordinated indebtedness. The notes also rank junior to our secured indebtedness to the extent of the underlying collateral. The notes are effectively subordinated to all existing and future indebtedness and other liabilities including trade payables of our subsidiaries.

As of October 30, 2004, we and our subsidiaries had approximately $216.7 million of outstanding senior indebtedness (including secured indebtedness under our senior credit agreement) and other liabilities, including trade payables, to which the notes are subordinated or effectively subordinated.

Conversion	You may convert the notes into the consideration described below opposite the caption “Payment Upon Conversion” at a conversion rate equivalent to 24.9121 shares of common stock per $1,000 principal amount of notes (representing a conversion price of approximately $40.14), subject to adjustment, prior to the close of business on the business day immediately preceding the final maturity date only under the following circumstances:

• during any calendar quarter, and only during such calendar quarter, if the closing price of our common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the preceding calendar quarter; or

• during the five business days after any five consecutive trading day period (the “measurement period”) in which the trading price per $1,00 principal amount of notes for each day of such measurement period was less than 98% of the product of the closing price of our common stock and the applicable conversion rate; provided, however, you may not convert your notes in reliance on this provision if on any day during such measurement period the closing price of our common stock was between 100% and 120% of the then current conversion price of the notes; or

	•	if the notes have been called for redemption; or

	•	upon the occurrence of specified corporate transactions described under “Description of the Notes — Conversion of the Notes — Conversion Upon Specified Corporate Transactions;” or

	•	upon the occurrence of certain designated events described under “Description of the Notes — Conversion of the Notes — Conversion Upon Certain Designated Events.”

If you convert your notes in connection with certain designated events that occur on or prior to November 15, 2009, as described below opposite the caption “Make Whole Premium Upon a Designated Event,” you will also receive a make whole premium and accrued and unpaid interest, including additional amounts, if any, on the notes you convert.

Our ability to pay the principal return in cash in the future will be subject to the limitations imposed by our existing senior credit agreement and by any limitations we may have in any other credit agreements or indebtedness that we may incur in the future. Please read “Description of Senior Secured Credit Agreement.”

Payment Upon Conversion	Subject to certain exceptions, upon conversion, holders may initially convert any outstanding notes into cash and shares of our common stock at a conversion rate equivalent to 24.9121 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below. Subject to certain exceptions, once notes are tendered for conversion, the value (the “conversion value”) of the cash and shares of our common stock, if any, to be received by a holder converting $1,000 principal amount of the notes will be determined by multiplying the applicable conversion rate by the ten trading day average closing price of our common stock beginning on the second trading day immediately following the day on which the notes are submitted for conversion.

We will deliver the conversion value to holders as follows:

	•	an amount in cash (the “principal return”) equal to the lesser of (a) the aggregate conversion value of the notes to be converted and (b) the aggregate principal amount of the notes to be converted;

• if the aggregate conversion value of the notes to be converted is greater than the principal return, an amount in whole shares (the “net shares”), determined as set forth below, equal to such aggregate conversion value less the principal return (the “net share amount”); and

• an amount in cash in lieu of any fractional shares of common stock.

This mechanism of paying the principal return in cash and paying the amount of the conversion value in excess of the principal return in net shares is referred to herein as the net share settlement feature. We will pay the principal return and cash in lieu of fractional shares and deliver the net shares, if any, as promptly as practicable after determination of the net share amount, but in no event later than three business days thereafter. The number of net shares to be paid will be determined by dividing the net share amount by the ten trading day average closing price of our common stock beginning on the second trading day immediately following the day on which the notes are submitted for conversion.

Sinking Fund	None.

Optional Redemption	We may not redeem any notes before November 20, 2009. Beginning on November 20, 2009, we may redeem some or all of the notes at any time or from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, including additional amounts, if any, up to, but excluding, the redemption date.

Repurchase at the Option of the Holder	You may require us to repurchase the notes for cash on November 15, 2009, November 15, 2014 and November 15, 2019, at a repurchase price equal to 100% of their principal amount plus accrued and unpaid interest, including additional amounts, if any, to, but excluding the repurchase date. Please read “Description of the Notes-Repurchase at Option of the Holder.”

Our ability to repurchase your notes for cash in the future will be subject to the limitations imposed by our existing senior credit agreement and by any limitations we may have in any other credit agreements or indebtedness that we may incur in the future. Please read “Description of Senior Secured Credit Agreement.”

Repurchase Upon a Designated Event	If a designated event (as described under “Description of the Notes-Repurchase at Option of the Holder Upon a Designated Event”) occurs prior to maturity, you may require us to repurchase all or part of your notes for cash at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, including additional amounts, if any, plus, in the case of certain designated events that occur on or prior to November 15, 2009, a make whole premium, if any, payable solely in shares of our common stock (other than cash paid in lieu of fractional shares), or in the same form of consideration into which all or substantially all of our common stock has been converted in connection with such designated event (if applicable). No such make whole premium will be payable if the relevant designated event occurs after November 15, 2009.

Our ability to repurchase your notes for cash upon the occurrence of a designated event in the future will be subject to the limitations imposed by our existing senior credit agreement and by any limitations we may have in any other credit agreements or indebtedness that we may incur in the future. Please read “Description of Senior Secured Credit Agreement.”

Make Whole Premium Upon a Designated Event	If certain designated events (as described under “Description of the Notes — Repurchase at Option of the Holder Upon a Designated Event” and “Description of the Notes — Conversion of the Notes — Conversion Upon Certain Designated Events”) occur on or prior to November 15, 2009, we will pay a make whole premium on notes converted in connection with, or tendered for repurchase upon, such designated events (if applicable) as described above. The make whole premium will be payable solely in shares of our common stock (other than cash paid in lieu of fractional shares), or in the same form of consideration into which all or substantially all of our common stock has been converted in connection with such designated event (if applicable), and will be payable on the repurchase date for such designated event.

The amount of the make whole premium, if any, will be based on the stock price and the effective date (as such terms are defined below under “Description of the Notes — Determination of the Make Whole Premium”) for such designated event. A description of how the make whole premium will be determined and a table showing the make whole premium that would apply at various stock prices and designated event effective dates is set forth under “Description of the Notes - Determination of the Make Whole Premium.” No make whole premium will be paid if the relevant stock price is less than $30.41 per share or greater than $130 per share (subject to adjustment).

Use of Proceeds	We will not receive any proceeds from the sale by the selling securityholders of the notes or the common stock issuable upon conversion thereof, if any. Please read “Use of Proceeds.”

Events of Default	If an event of default on the notes has occurred and is continuing, the principal amount of the notes, plus any accrued and unpaid interest, including additional amounts and, if applicable, the make whole premium, may be declared immediately due and payable. These amounts automatically become due and payable upon certain events of default. Please read “Description of the Notes-Events of Default; Notice and Waiver.”

Book-Entry Form	The notes were issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes are shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Listing and Trading	The notes sold in the initial placement to qualified institutional buyers trade on the Private Offerings, Resales and Trading through Automatic Linkages Market commonly referred to as the PORTAL MarketSM. The notes resold under this prospectus will no longer be eligible for trading on the PORTAL MarketSM. We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system.

     For a more complete description of the terms of the notes, please read “Description of the Notes” on page 24. For a more complete description of our common stock, please read “Description of Capital Stock” on page 46.

Risk Factors

     You should carefully consider all of the information contained or incorporated by reference in this prospectus prior to investing in the notes. In particular, we urge you to carefully consider the information under “Risk Factors,” beginning on page 9 of this prospectus, so that you understand the risks associated with an investment in our company and the notes.

RISK FACTORS

     You should carefully consider the specific risk factors set forth below as well as the other information contained or incorporated by reference in this prospectus before deciding to invest in the notes. Some factors in this section are “forward-looking statements.” For a discussion of those statements and of other factors for investors to consider, please read “Forward-Looking Statements.”

Risks Related To Our Business

     Our businesses are cyclical, and we cannot predict the timing or severity of future economic or industry downturns.

     The non-residential construction industry is highly sensitive to national and regional economic conditions. From time to time, it has been adversely affected in various parts of the country by unfavorable economic conditions, low use of manufacturing capacity, high vacancy rates, changes in tax laws affecting the real estate industry, high interest rates and the unavailability of financing. Sales of our products may be adversely affected by weakness in demand for our products within particular customer groups, or a recession in the general construction industry or particular geographic regions. We cannot predict the timing or severity of future economic or industry downturns. Any economic downturn, particularly in states where many of our sales are made, could have a material adverse effect on our results of operations and financial condition.

     Our businesses are seasonal, and our results of operations during our first two fiscal quarters may be adversely affected by seasonality.

     The metal components, engineered building systems and metal coil coating businesses, and the construction industry in general, are seasonal in nature. Sales normally are lower in the first calendar quarter of each year compared to the other three quarters because of unfavorable weather conditions for construction and typical business planning cycles affecting construction. This seasonality adversely affects our results of operations for the first two fiscal quarters. Prolonged severe winter weather conditions can delay construction projects and otherwise adversely affect our business.

     Continued price volatility and supply constraints in the steel market could prevent us from meeting delivery schedules to our customers or reduce our profit margins.

     Our business is heavily dependent on the prices and supply of steel, which is the principal raw material used in our products. The steel industry is highly cyclical in nature, and steel prices have recently been volatile and may remain volatile in the future. Steel prices are influenced by numerous factors beyond our control, including general economic conditions, competition, labor costs, production costs, import duties and other trade restrictions. Beginning in our second fiscal quarter of 2004, there have been unusually rapid and significant pricing increases and severe shortages in the steel industry, due in part to increased demand from China’s expanding economy and high energy prices. We do not have any long-term contracts for the purchase of steel and normally do not maintain an inventory of steel in excess of our current production requirements. However, during fiscal 2004, we made some purchases in advance of announced steel price increases. We can give you no assurance that steel will remain available or that prices will not continue to be volatile. While most of our contracts have escalation clauses that allow us, under certain circumstances, to pass along all or a portion of increases in the price of steel after the date of the contract but prior to delivery, we may, for competitive or other reasons, not be able to pass such price increases along. If the available supply of steel declines, we could experience price increases that we are not able to pass on to our customers, a deterioration of service from our suppliers or interruptions or delays that may cause us not to meet delivery schedules to our customers. Any of these problems could adversely affect our results of operations and financial condition.

     We rely on two major suppliers for our supply of steel, and may be adversely affected by the bankruptcy, financial condition or other factors affecting those suppliers.

     Our primary steel suppliers during fiscal 2003, Bethlehem Steel Corporation and National Steel Corporation, filed for protection under Federal bankruptcy laws in 2001 and 2002, respectively. During the third quarter of fiscal 2003, U.S. Steel bought substantially all of the integrated steel-making assets of National Steel, and International Steel Group, Inc. acquired the assets of Bethlehem Steel. During fiscal 2004, we purchased approximately 60% of our steel requirements from U.S. Steel and International Steel Group, Inc. Furthermore, a prolonged labor strike against one or more of our principal domestic suppliers could have a material adverse effect on our operations. If one or more of our current suppliers is unable for financial or any other reason to continue in business or to produce steel sufficient to meet our requirements, essential supply of our primary raw materials could be temporarily interrupted and adversely affect our business.

     We are subject to preference claims by our former steel suppliers.

     In late 2003 and early 2004, a number of lawsuits were filed against several of our operating subsidiaries by Bethlehem Steel Corporation and National Steel Corporation in their respective bankruptcy proceedings, seeking reimbursement of preferential transfers allegedly made by the respective debtors in the 90 day period preceding their bankruptcy filings. Bethlehem alleges it made preferential payments to our subsidiaries of approximately $7.7 million, while National claims preferential payments in the aggregate amount of $6.3 million. We deny the material allegations in the lawsuits and are vigorously defending against these claims. While we are not able to predict whether we will incur any liability or to accurately estimate the damages, or the range of damages, if any, we might incur in connection with these proceedings, it is possible that these lawsuits will adversely affect our business.

     Failure to retain key personnel could hurt our operations.

     Our success depends to a significant degree upon the efforts, contributions and abilities of our senior management, plant managers and other highly skilled personnel, including our sales executives. If we do not retain the services of our key personnel, such loss may adversely affect our customer relationships, results of operations and financial condition.

     We incur costs to comply with environmental laws and have liabilities for environmental cleanups.

     Because we have air emissions, we discharge wastewater, we own and operate real property, and we handle hazardous substances and solid waste, we incur costs and liabilities to comply with environmental laws and regulations and may incur significant additional costs as those laws and regulations change in the future or if there is an accidental release of hazardous substances into the environment. The operations of our manufacturing facilities are subject to stringent and complex federal, state and local environmental laws and regulations. These include, for example, (i) the federal Clean Air Act and comparable state laws and regulations that impose obligations related to air emissions, (ii) the federal Resource Conservation and Recovery Act, or RCRA, and comparable state laws that impose requirements for the discharge of waste from our facilities and (iii) the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, also known as “Superfund,” and comparable state laws that regulate the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or locations to which we have sent waste for disposal. Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations.

     Certain environmental statutes, including the Clean Air Act, RCRA, CERCLA and the federal Water Pollution Control Act of 1972, also known as the Clean Water Act, and analogous state laws and regulations, impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released. CERCLA also provides for natural resource damages against responsible parties at these sites. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other waste products into the environment. We at times incur costs and liabilities in our business due to the need to perform cleanups required in light of our operations or because of pre-existing contamination resulting from historical operations and waste disposal practices. For example, we are currently undertaking a remediation of subsurface contamination at our Metal Prep Houston site, located in an industrial area in Houston, Texas, where we have discovered the existence of polychlorinated biphenyls (“PCBs”) and heavy metals. This process could subject us to substantial liabilities arising from environmental cleanup and restoration costs. Based upon an analysis of projected remediation costs of the known contamination, we currently estimate that we will spend approximately $2.5 million to remediate this site. We may not be able to recover these costs from potential sources of indemnity. Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase our compliance costs and the cost of any remediation that may become necessary. Please read “Business — Environmental Matters.”

     We believe our former president and CEO has started a business that will compete with us.

     We believe that Johnie Schulte, our former President and CEO, has started a business that will compete with us in the Houston area in our metal components and engineered building systems business segments. Although we are challenging the actions of and have initiated legal action against Mr. Schulte based on a non-compete agreement, we may not be successful in such action. If Mr. Schulte is able to compete successfully against us, such competition could adversely affect us.

     Our businesses are highly competitive.

     Competition in the metal components and metal buildings markets of the building industry and in the metal coil coating industry is intense. It is based primarily on:

•	quality;

•	service;

•	delivery;

•	ability to provide added value in the design and engineering of buildings;

•	price; and

•	speed of construction in buildings and components.

     We compete with a number of other manufacturers of metal components and engineered building systems and providers of coil coating services ranging from small local firms to large national firms. In addition, we and other manufacturers of metal components and engineered building systems compete with alternative methods of building construction. If these alternative building methods compete successfully against us, such competition could adversely affect us.

     Our stock price has been and may continue to be volatile.

     The trading price of our common stock has fluctuated in the past and is subject to significant fluctuations in response to the following factors, some of which are beyond our control:

•	variations in quarterly operating results;

•	changes in earnings estimates by analysts;

•	our announcements of significant contracts, acquisitions, strategic partnerships or joint ventures;

•	general conditions in the metal components and engineered building systems industries;

•	fluctuations in stock market price and volume; and

•	other general economic conditions.

     In recent years, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price for many companies in industries similar to ours. Some of these fluctuations have been unrelated to the operating performance of the affected companies. These market fluctuations may decrease the market price of our common stock in the future.

     Our acquisition strategy may be unsuccessful if we incorrectly predict operating results, are unable to identify and complete future acquisitions and integrate acquired assets or businesses, are unable to complete any such acquisition within the time period permitted under our existing senior credit agreement or are unable to raise alternative financing on acceptable terms.

     We have a history of expansion through acquisitions, and we believe that as our industry continues to consolidate, our future success will depend, in part, on our ability to complete acquisitions and effectively integrate the operations or management of acquired assets or businesses. Acquisitions present other risks and challenges, including the risk of incorrect assumptions regarding the future results of the acquired operations or expected cost reductions or other synergies expected to be realized as a result of acquiring such operations and diversion of management’s attention from existing operations.

     We regularly evaluate growth opportunities both through acquisitions and internal investment. At any given time, discussions with one or more potential sellers of businesses or assets may be at different stages. However, we can provide no assurance that we will be successful in identifying or completing any acquisitions or that any businesses or assets that we are able to acquire will be successfully integrated into our existing business. We cannot predict the effect, if any, that any announcement or consummation of an acquisition would have on the trading price of our common stock or the notes.

     We expect to use a portion of the net proceeds from our offering of convertible notes in November 2004 to complete future acquisitions. To the extent we are unable to use the net proceeds from the convertible notes offering to complete such acquisitions within 12 months (and in certain circumstances, 18 months) of the closing date of the convertible notes offering or to repay indebtedness outstanding under our revolving credit facility that was incurred to finance permitted acquisitions, we will be required to use such net proceeds to prepay outstanding indebtedness under our senior credit agreement. In addition, if we are unable to use the net proceeds of the offering within the time periods described above, we may be unable to raise, on terms we find acceptable, any alternative debt or equity financing that may be required to complete any future contemplated acquisitions or that complies with the terms of our existing senior credit agreement.

     We may not be able to service our debt.

     In connection with our acquisition activity, especially the MBCI acquisition in 1998, we have incurred debt. We may also incur additional debt from time to time to finance additional acquisitions, capital expenditures or for other purposes if we comply with the restrictions in our senior credit agreement.

     The debt that we carry may have important consequences to us, including the following:

•	Our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or additional financing may not be available on favorable terms.

•	We must use a portion of our cash flow to pay the principal and interest on our debt. These payments reduce the funds that would otherwise be available for our operations and future business opportunities.

•	A substantial decrease in our net operating cash flows could make it difficult for us to meet our debt service requirements and force us to modify our operations.

•	We may be more vulnerable to a downturn in our business or the economy generally.

     If we cannot service our debt, we will be forced to take actions such as reducing or delaying acquisitions and/or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We can give you no assurance that we can do any of these things on satisfactory terms or at all.

     In addition, under the terms of our convertible senior subordinated notes, the net share settlement provision requires that we pay upon conversion the principal return in cash; provided, that we are in compliance with the financial covenants of our existing or future credit facilities. Assuming that we have enough cash to pay the principal return, we may be cash constrained as a result, and this could adversely affect our ability to service our debt, borrow money or conduct our operations. The conversion price of the notes is $40.14 and the market price condition that triggers holders’ conversion rights is pegged to a stock price of $48.17.

     Restrictive covenants in our existing senior credit agreement may adversely affect us.

     In June 2004, we entered into a $325 million senior secured credit agreement with a group of lenders. We must comply with operating and financing restrictions in that agreement. We may also have similar restrictions with any future debt. These restrictions affect, and in many respects limit or prohibit our ability to:

•	incur additional indebtedness;

•	make restricted payments, including dividends or other distributions;

•	incur liens;

•	make investments, including joint venture investments;

•	sell assets;

•	repurchase capital stock; and

•	merge or consolidate with or into other companies or sell substantially all our assets.

     We are required to make mandatory prepayments on our existing senior credit agreement upon the occurrence of certain events, including the sale of assets and the issuance of debt or equity securities, in each case subject to certain limitations and conditions set forth in our existing senior credit agreement. Under the terms of our existing senior credit agreement, to the extent we do not use the proceeds of our November 2004 convertible notes offering to finance a permitted acquisition within 12 months (and in certain circumstances, 18 months) of the closing of the notes offering or to repay indebtedness outstanding under our revolving credit facility that was incurred to finance permitted acquisitions, we must apply the proceeds of the convertible notes offering to repay debt outstanding under our existing senior credit agreement. Our senior credit agreement also requires us to achieve specified financial and operating results and satisfy set financial tests relating to our consolidated net worth and our leverage, fixed charge coverage and senior debt ratios. These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise could restrict our activities. These restrictions could also adversely affect our ability to finance our future operations or capital needs or to engage in other business activities that would be in our interest.

Risks Related to the Notes and our Common Stock

     We may not have the funds necessary to repurchase the notes or pay the amounts due upon conversion of the notes when necessary, and our existing senior credit agreement contains limitations on our ability to pay the principal return in cash to holders of notes upon conversion or to repurchase the notes under certain circumstances.

     Your ability to convert your notes into cash and shares of our common stock (if any) or to require us to repurchase your notes (either on November 15, 2009, November 15, 2014, November 15, 2019 or in connection with a designated event) is subject to limitations imposed by our existing senior credit agreement and by any limitations we may have in any other credit facilities or indebtedness we may incur in the future. Please read “Description of Senior Secured Credit Agreement.” Under our existing senior credit agreement, we are not permitted to pay the principal return in cash with respect to any conversion of notes, any repurchase of the notes at the option of the holder on November 15, 2009 or any repurchase upon the occurrence of a designated event unless:

•	there is no default or event of default under our existing senior credit agreement,

•	no default or event of default would result from our honoring such conversion or repurchase,

•	we are in compliance with certain financial covenants relating to our senior debt leverage ratio, and

•	in certain circumstances, certain threshold amounts are available for borrowing under our revolving credit facility.

     So long as there is no default or event of default under our existing senior credit agreement, and no default or event of default would result from our repurchasing your notes and paying the related repurchase price in cash or from our paying you the principal return in cash upon conversion of your notes, we will be permitted to make such cash payments to you upon conversion, or in respect of our obligation to repurchase your notes on or after November 15, 2009 if required to do so, provided that these payments will be permitted only to the extent we can demonstrate either (i)(A) that the Senior Leverage Ratio, as defined in our senior credit agreement, is less than (x) with respect to payments made on or prior to April 30, 2008, 3.00 to 1.00 and (y) with respect to payments made after April 30, 2008, 2.75 to 1.00, in each case on a pro forma basis after giving effect to such payments and (B)

availability under the revolving credit facility of at least $25 million after giving effect to such payment or (ii) that the Senior Leverage Ratio, as defined in our senior credit agreement, is less than 1.0 to 1.0. Please read “Description of Senior Secured Credit Agreement.” As of January 31, 2005, we were in compliance with these requirements and would have been permitted to pay the principal return in cash with respect to any conversion of notes and to repurchase your notes if required to do so under the indenture. However, in order for us to be able to pay the principal return in cash with respect to any conversion of notes and to repurchase your notes when required to do so under the indenture, we will need to continue to comply with the limitations set forth in our existing senior credit agreement.

     In addition, our ability to repurchase the notes or pay the principal return in cash with respect to any conversion of notes may be limited by law, by the indenture, by the terms of other agreements relating to our senior debt and by indebtedness and agreements that we may enter into in the future that may replace, supplement or amend our existing or future debt. If you were to require us to repurchase your notes, including following a designated event when we are prohibited from repurchasing or redeeming the notes, we could seek the consent of lenders to repurchase the notes or could attempt to refinance the borrowings that contain this prohibition. If we do not obtain a consent or refinance these borrowings, we could remain prohibited from repurchasing the notes. In addition, we could seek to obtain third-party financing to pay for any amounts due in cash upon conversion, but we cannot be sure that such third-party financing will be available on commercially reasonable terms, if at all. Our failure to repurchase the notes or pay the principal return in cash upon conversion would also constitute an event of default under the indenture under which we will issue the notes, which might constitute a default under the terms of our other indebtedness at that time.

     Finally, we might not have sufficient funds available to repurchase the notes or pay the principal return in cash upon conversion of the notes.

     The notes are unsecured senior subordinated obligations, and holders of senior indebtedness will be paid before holders of the notes are paid.

     The notes are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes. If we fail to pay any of our senior indebtedness, we may make payments on the notes only if we cure the default or the holders of the senior indebtedness waive the default. Moreover, if any non-payment default exists under our designated senior indebtedness, we may not make any cash payments on the notes for a period of up to 179 days in any 365 day period, unless we cure the default, the holders of the designated senior indebtedness waive the default or rescind acceleration of the indebtedness or we repay the indebtedness in full. Please read “Description of the Notes-Subordination of the Notes.”

     The notes also are effectively subordinated to the liabilities, including trade payables, of our subsidiaries. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. These subsidiaries may incur additional debt and liabilities in the future. As of October 30, 2004, we and our subsidiaries had approximately $216.7 million of outstanding senior indebtedness (including secured indebtedness under our senior credit agreement) and other liabilities, including trade payables, to which the notes would be subordinated or effectively subordinated.

     A substantial portion of our operations are conducted through our direct and indirect subsidiaries, and we will depend on distributions from our operating subsidiaries to make payments on the notes. Contractual or legal restrictions applicable to our subsidiaries could limit distributions from them.

     Substantially all our operations are conducted through subsidiaries, and we derive substantially all our operating income and cash flow from these subsidiaries. As a result, we depend on distributions or advances from our subsidiaries to meet our debt service obligations. In general, these subsidiaries are separate and distinct legal entities and will have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or otherwise. If existing or future contractual provisions or laws, or our subsidiaries’ financial condition and operating requirements, limit the ability of our subsidiaries to provide us the cash that we require to pay our debt service obligations, our ability to make payments on the notes could be impaired. Most of our subsidiaries are guarantors under our existing senior credit agreement.

     There are no restrictive covenants in the indenture for the notes relating to our ability to incur future indebtedness or complete other transactions. The indebtedness created by this offering, and any future indebtedness, could adversely affect our business and our ability to make full payment on the notes and may restrict our operating flexibility.

     The indenture governing the notes does not:

•	require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity and, therefore, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our ability or the ability of any of our subsidiaries to incur additional indebtedness that is senior or structurally senior in right of payment to the notes; or

•	restrict our ability to pledge our assets or those of our subsidiaries.

     In light of the absence of any of the foregoing restrictions, we may conduct our businesses in a manner that may cause the market price of our notes and common stock to decline or otherwise restrict or impair our ability to pay amounts due on the notes. In addition, we may incur additional debt, including secured indebtedness, that would be effectively senior to the notes, or indebtedness at the subsidiary level to which the notes would be structurally subordinated. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to pay or refinance any such debt.

     The level of our indebtedness could:

•	limit cash flow available for general corporate purposes, such as acquisitions and capital expenditures, due to the ongoing cash flow requirements for debt service;

•	limit our ability to obtain, or obtain on favorable terms, additional debt financing in the future for working capital or acquisitions;

•	limit our flexibility in reacting to competitive and other changes in our industry and economic conditions generally;

•	expose us to a risk that a substantial decrease in net cash flows due to an inability to monetize our interests in our companies, economic developments or adverse developments in our business could make it difficult to meet debt service requirements;

•	increase our vulnerability to adverse economic and industry conditions; and

•	expose us to risks inherent in interest rate fluctuations because of the variable interest rates on other debt instruments, which could result in higher interest expense in the event of increases in interest rates.

     Our ability to repay or refinance our indebtedness will depend upon our future ability to monetize our interests in our companies and our operating performance, which may be affected by general economic, financial, competitive, regulatory, business and other factors beyond our control, including those discussed herein. In addition, there can be no assurance that future borrowings or equity financing will be available for the payment or refinancing of any indebtedness we may have. If we are unable to service our indebtedness or maintain covenant compliance, whether in the ordinary course of business or upon acceleration of such indebtedness, we may be forced to pursue one or more alternative strategies, such as restructuring or refinancing our indebtedness, selling assets, reducing or delaying capital expenditures or seeking additional equity capital. There can be no assurances that any of these strategies could be effected on satisfactory terms, if at all.

     The terms of the notes will not provide protection against some types of important corporate events.

     The notes are convertible into cash equal to the principal return and the net shares of our common stock, if any. Upon the occurrence of a designated event, we may be required to offer to repurchase all of the notes then outstanding. However, certain important corporate events, such as leveraged recapitalizations, that would increase the level of our indebtedness, would not constitute a “designated event” under the notes. Please read “Description of the Notes-Repurchase at Option of the Holder Upon a Designated Event.”

     The market price of the notes could be significantly affected by the market price of our common stock, which may fluctuate significantly.

     We expect that the market price of the notes will be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value for the notes than would be expected for nonconvertible debt securities we may issue. Factors that could affect our common stock price include the following:

•	fluctuations in our quarterly results of operations and cash flows or those of other companies in our industry;

•	the public’s reaction to our press releases, announcements and filings with the SEC;

•	changes in financial estimates or recommendations by research analysts;

•	changes in the amount of indebtedness we have outstanding;

•	changes in the ratings of our notes, if rated, or other securities;

•	changes in general conditions in the U.S. and international economy, financial markets or the industries in which we operate;

•	significant contracts, acquisitions, dispositions, financings, joint marketing relationships, joint ventures or capital commitments by us or our competitors;

•	developments related to significant claims or proceedings against us;

•	our dividend policy; and

•	future sales of our equity or equity-linked securities.

     In recent years, stock markets, including the New York Stock Exchange, have experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market prices of our common stock and the notes.

     You may have to pay taxes with respect to distributions on our common stock that you do not receive.

     The conversion price of the notes will be adjusted for certain events arising from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. Please read “Description of the Notes-Conversion of the Notes-Conversion Rate Adjustments.” If the conversion rate is adjusted as a result of a distribution that is taxable to our common stockholders, such as a cash dividend, you may be required to include an amount in income for federal income tax purposes, notwithstanding the fact that you do not receive such distribution. In addition, Non-U.S. Holders (as defined in “Material United States Federal Income Tax Considerations”) of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements. Please read “Material United States Federal Income Tax Considerations.”

     An active trading market for the notes may not develop.

     There is currently no public market for the notes. Although the notes sold to qualified institutional buyers under Rule 144A are eligible for trading on the PORTAL MarketSM, the notes resold under this prospectus will not be eligible for trading on the PORTAL MarketSM. As a result, there may be a limited market for the notes. We do not intend to apply for listing of the notes on any securities exchange or for the inclusion of the notes in any automated quotation system. Accordingly, we cannot predict whether an active trading market for the notes will develop or be sustained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could fall. If an active trading market were to develop, the notes could trade at prices that may be lower than the initial offering price of the notes. In addition, the market price for the notes may be adversely affected by changes in our financial performance, changes in the overall market for similar securities and performance or prospects for companies in our industry.

     The liquidity of any market for the notes will depend upon the number of holders of the notes, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. An active or liquid trading market for the notes may not develop.

     Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and the value of the notes and our ability to raise funds in new stock offerings.

     Future sales of substantial amounts of our common stock or equity-related securities in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common stock and the value of the notes and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of shares of common stock for future sale will have on the trading price of our common stock or the value of the notes. The price of our common stock could be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading price of the notes.

     The make whole premium payable on notes converted in connection with, or tendered for repurchase upon, a designated event may not adequately compensate you for the lost option time value of your notes as a result of such designated event.

     If a designated event occurs on or prior to November 15, 2009, we will pay a make whole premium on notes converted in connection with, or tendered for repurchase upon, such designated event. The amount of the make whole premium will be determined based on the date on which the designated event becomes effective and either

(1)	the price paid per share of our common stock in the transaction constituting the designated event or

(2)	in the case of a designated event not involving payment for our common stock, the price per share of our common stock prior to the effective date of the designated event (either (1) or (2), the “stock price”), as described below under “Description of the Notes-Determination of the Make Whole Premium.”

     While the make whole premium is designed to compensate you for the lost option time value of your notes as a result of such designated event, the amount of the make whole premium is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if a designated event occurs after November 15, 2009 or if the “stock price” is less than $30.41 per share or greater than $130 per share, no make whole premium will be paid. In no event will the total number of shares of NCI common stock, if any, issuable upon conversion of the notes exceed 32.8839 per $1,000 principal amount of notes, subject to adjustment.

     The conditional conversion feature of the notes could result in your receiving less than the value of the consideration into which a note is convertible.

     The notes are convertible only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the consideration into which the notes would otherwise be convertible. The contingent conversion features could also adversely affect the value and the trading prices of the notes.

     As a holder of notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

     If you hold notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting our common stock. You will have the rights with respect to our common stock only when we deliver shares of common stock, if any, to you upon conversion of your notes and, in limited cases, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the delivery of common stock, if any, to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

     The repurchase rights in the notes triggered by a designated event could discourage a potential acquiror.

     The repurchase rights in the notes triggered by a designated event, as described under the heading “Description of the Notes-Repurchase at the Option of the Holder Upon a Designated Event,” could discourage a potential acquiror. The term “designated event” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a designated event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

     The conversion rate of the notes may not be adjusted for all dilutive events that may occur.

     The conversion rate of the notes is subject to adjustment for certain events including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions or combinations of our common stock, certain distributions of assets, debt securities, capital stock or cash to holders of our common stock and certain tender or exchange offers as described under “Description of the Notes-Conversion of the Notes-Conversion Rate Adjustments.” The conversion rate will not be adjusted for other events, such as stock issuances for cash, that may adversely affect the trading price of the notes. Please read “ Description of the Notes-Conversion of the Notes-Conversion Rate Adjustments.” There can be no assurance that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.

     Holders of the notes may not receive any shares of our common stock upon conversion, and they will receive fewer shares of common stock relative to the conversion value of the notes.

     We will satisfy our conversion obligation to holders in excess of the principal amount of notes to be converted, if any, by issuing shares of common stock in satisfaction of such excess. Accordingly, upon conversion of a note, holders may not receive any shares of our common stock, and they will receive fewer shares of common stock relative to the conversion value of their notes.

     Upon conversion of the notes, you may receive less proceeds than expected because the value of our common stock may decline between the day that you exercise your conversion right and the day the conversion value of your notes is determined.

     The conversion value that you will receive upon conversion of your notes is determined by the average of the closing price of our common stock on New York Stock Exchange for ten consecutive trading days beginning on the second trading day immediately following the day you deliver your conversion notice to the conversion agent. If the price of our common stock decreases after we receive your notice of conversion and prior to the end of the applicable ten trading day period, the conversion value you receive will be adversely affected.

     The notes may not be rated or may receive a lower rating than anticipated.

     We do not expect that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock could be harmed.

     We have implemented anti-takeover provisions that may adversely affect the rights of holders of our common stock.

     Our certificate of incorporation contains provisions that could have the effect of discouraging or making it more difficult for someone to acquire us through a tender offer, a proxy contest or otherwise, even though such an acquisition might be economically beneficial to our stockholders. These provisions include a board of directors divided into three classes of directors serving staggered terms of three years each and the removal of directors only for cause and only with the affirmative vote of 80% of our outstanding shares of stock. These provisions may make the removal of management more difficult, even in cases where removal would be favorable to the interests of our stockholders. Please read “Description of Capital Stock -Our Certificate of Incorporation and By-Laws-Anti-Takeover Provisions.”

     We have also adopted a stockholder rights plan and declared a dividend of one preferred stock purchase right for each outstanding share of our common stock for stockholders of record on July 8, 1998. The rights will become exercisable if a person or group acquires, or initiates a tender offer to acquire, 20% or more of our outstanding common stock. The rights have some anti-takeover effects and generally will cause substantial dilution to a person or group that attempts to acquire control of us without conditioning the offer on either redemption of the rights or amendment of the rights to prevent this dilution. The rights could have the effect of delaying, deferring or preventing a change of control. Please read “Description of Capital Stock -Rights Agreement.”

FORWARD-LOOKING STATEMENTS

     From time to time we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are not historical facts. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied by these statements. In some cases, you can identify our forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “projection,” “should,” “will” or other similar words. We have based our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements. Accordingly, investors are cautioned not to place undue reliance on any forward-looking information, including any earnings guidance. Although we believe that the expectations reflected in the forward-looking statements are reasonable, these expectations and the related statements are subject to risks, uncertainties, and other factors that could cause the actual results to differ materially from those projected. These risks, uncertainties, and other factors include, but are not limited to:

•	industry cyclicality and seasonality, and adverse weather conditions;

•	fluctuations in customer demand and other patterns;

•	raw material pricing;

•	competitive activity and pricing pressure;

•	the ability to make strategic acquisitions accretive to earnings, and general economic conditions affecting the construction industry; and

•	other risks detailed in “Risk Factors” herein beginning on page 9 and our filings with the SEC, which are incorporated by reference into this prospectus.

     We expressly disclaim any obligations to release publicly any updates or revisions to these forward-looking statements to reflect any changes in our expectations.

USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling securityholders of the notes or the common stock issuable upon their conversion.

     We issued $180,000,000 aggregate principal amount of the notes on November 16, 2004. We issued the notes to the initial purchasers in a private placement. The net proceeds from the private placement, after estimated expenses, were approximately $175.5 million. We plan to use the net proceeds of the offering to finance future acquisitions, and in December we used approximately $17 million to pay the cash portion of the purchase price for Heritage Building Systems, Inc. and Steelbuilding.com and $10 million to purchase our joint venture partner’s 49% interest in our manufacturing facility in Monterrey, Mexico. Pending our use of the remaining net proceeds for acquisitions, we have invested the balance in short-term debt securities or similar investments. If we do not apply the net proceeds towards either (a) the purchase price of an acquisition or acquisitions within 12 months (and in certain circumstances, 18 months) of the closing of the offering or (b) the repayment of indebtedness outstanding under our revolving credit facility that was incurred to finance acquisitions, the remaining proceeds will, under the terms of our existing senior credit agreement, be applied towards the repayment of the outstanding balance on our senior term loan.

RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our consolidated ratio of earnings to fixed charges on a historical basis for the periods indicated.

	Years Ended					Quarter Ended
	October 31, 2000	October 31, 2001	November 2, 2002	November 1, 2003	October 30, 2004	January 29, 2005
Ratio of earnings to fixed charges (1)	2.95	1.97	3.29	2.85	3.93	6.55

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings represent income before taxes and fixed charges. Fixed charges consist of interest expense, amortization of capitalized expenses relating to indebtedness and an estimate of the interest within rental expense.

DESCRIPTION OF SENIOR SECURED CREDIT AGREEMENT

     On June 18, 2004, we entered into a $325 million senior secured credit agreement with a group of lenders and used the initial borrowings to repay in full our then existing credit facility and redeem $125 million of our senior subordinated notes due 2009. Our existing senior credit agreement includes a $125 million (outstanding balance of $16.7 million at October 30, 2004), five-year revolving loan maturing on June 18, 2009 and a $200 million (outstanding balance of $200 million at October 30, 2004), six-year term loan maturing on June 18, 2010. The term loan requires mandatory prepayments of $.5 million each quarter beginning in November 2004 with a final payment of $188.5 million at maturity.

     Loans on our existing senior credit agreement bear interest, at our option, as follows: (1) base rate loans at the base rate plus a margin that fluctuates based on our leverage ratio and ranges from .25% to 1.25% on revolving loans and 1.0% on the term loans and (2) LIBOR loans at LIBOR plus a margin that fluctuates based on our leverage ratio and ranges from 1.25% to 2.25% on the revolving loans and 2.00% on the term loans. Base rate is defined as the higher of the Wachovia Bank, National Association prime rate or the overnight Federal Funds rate plus 0.5% and LIBOR is defined as the applicable London interbank offered rate adjusted for reserves. Based on our leverage ratios, we paid a margin of 0.5% on base rate loans and 1.5% on LIBOR loans under the revolving loans and a margin of 1% on base rate loans and 2% on LIBOR loans under the term loans during the fourth quarter of fiscal 2004.

     Our existing senior credit agreement is secured by security interests in (1) accounts receivable, inventory and equipment and related assets such as software, chattel paper, instruments and contract rights of NCI (excluding foreign operations) and (2) 100% of the capital stock and other equity interests in each of our direct and indirect operating domestic subsidiaries.

     Our existing senior credit agreement contains covenants that limit our senior debt and leverage ratios and require us to maintain minimum interest coverage ratios and net worth, as those terms are defined in the senior credit agreement. The required ratios for the periods indicated are as follows:

	2004	2005		2006	2007		2008
Maximum leverage ratio	4.00	4.00		4.00	4.00		4.00
Minimum interest coverage ratio	3.50	3.50	(1)	4.00	4.00	(2)	4.50	(3)
Maximum senior debt ratio	3.50	3.50	(4)	3.25	3.25	(5)	3.00	(6)

(1)	Increases to 4.00 on May 1, 2005.

(2)	Increases to 4.50 on May 1, 2007.

(3)	Increases to 5.00 on May 1, 2008.

(4)	Decreases to 3.25 on May 1, 2005.

(5)	Decreases to 3.00 on May 1, 2007.

(6)	Decreases to 2.75 on May 1, 2008.

     At October 30, 2004, our leverage ratio was 1.73 to 1, our interest coverage ratio was 8.98 to 1, our senior debt ratio was 1.73 to 1, and we were in compliance with all of these requirements. Our senior credit agreement also limits the amount of permitted spending for capital additions, the disposition of assets and the amount of investments and other indebtedness. We also were in compliance with all of these limits at October 30, 2004.

     Our existing senior credit agreement limits our ability to pay cash dividends and repurchase our capital stock. Under the terms of this senior credit agreement, we had available approximately $12 million to use for those purposes at October 30, 2004.

     Borrowings under our existing senior credit agreement may be prepaid and the voluntary reduction of the unutilized portion of the five-year revolver may be made at any time, in certain amounts, without premium or penalty but subject to LIBOR breakage costs. We are required to make mandatory prepayments on our existing senior credit agreement upon the occurrence of certain events, including the sale of assets and the issuance and sale of equity securities, in each case subject to certain limitations and conditions. These prepayments must first be applied to the term loan and then to the reduction of the revolving commitment.

     At October 30, 2004, we had approximately $104 million in unused borrowing capacity (net of letters of credit outstanding of approximately $5 million) under our senior credit agreement, of which a total of $20 million can be utilized for standby letters of credit.

     In connection with the private placement of the notes to the initial purchasers in November 2004, we amended our existing senior credit agreement so that we could (a) retain the proceeds from the offering (rather than apply them as a prepayment to the term debt outstanding under the agreement) for a period of 12, or in certain circumstances 18, months pending use of such funds for certain permitted acquisitions or to repay indebtedness outstanding under our revolving credit facility that was incurred to finance permitted acquisitions (as defined in our existing senior credit agreement) within such period; and (b) so long as no Default or Event of Default, as defined in our existing senior credit agreement, will have occurred and be continuing or would result therefrom: (i) make cash payments in respect of interest on the notes as well as any additional amounts imposed upon us if we fail to register the notes within specified time periods or if we fail to keep such registration effective for specified periods; and (ii) pay the principal return in cash to holders of notes upon conversion, or in respect of our obligation to repurchase the notes on or after November 15, 2009 if required to do so by the holders thereof, provided that the payments referred to in clause (b)(ii) will be permitted only to the extent we can demonstrate either (i)(A) that the Senior Leverage Ratio, as defined in our existing senior credit agreement, is less than (x) with respect to payments made on or prior to April 30, 2008, 3.00 to 1.00 and (y) with respect to payments made after April 30, 2008, 2.75 to 1.00, in each case on a pro forma basis after giving effect to such payments and (B) availability under the revolving credit facility of at least $25 million after giving effect to such payment or (ii) that the Senior Leverage Ratio, as defined in our senior credit agreement, is less than 1.0 to 1.0.

DESCRIPTION OF THE NOTES

     We issued the notes under an indenture dated as of November 16, 2004, between NCI Building Systems, Inc., as issuer, and The Bank of New York, as trustee. The notes and the shares of our common stock, if any, issuable upon conversion of the notes are covered by a registration rights agreement. You may request a copy of the indenture and the registration rights agreement from the trustee.

     The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture and the note, including the definitions of certain terms used in the indenture, and to all provisions of the registration rights agreement. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes.

     As used in this “Description of the Notes” section, references to “NCI,” “we,” “our” or “us” refer solely to NCI Building Systems, Inc. and not to our subsidiaries, unless the context requires otherwise.

General

     The notes are our unsecured, senior subordinated obligations. The payment of the principal of and interest on the notes is subordinated in right of payment to the prior payment in full in cash of our existing and future senior indebtedness, including obligations under our credit agreement, as described under “- Subordination of the Notes” below. The notes also rank equally in express right of payment with our future senior subordinated indebtedness and senior to any of our existing and future subordinated indebtedness. The notes also rank junior to our secured indebtedness to the extent of the underlying collateral. The notes are also effectively subordinated to all existing and future liabilities of our subsidiaries, including their trade payables. As of October 30, 2004, we and our subsidiaries had approximately $216.7 million of outstanding senior indebtedness (including senior secured indebtedness under our existing senior credit agreement) and other liabilities, including trade payables, to which the notes would be subordinated or effectively subordinated. The notes are convertible as described under “- Conversion of the Notes.”

     The notes are limited to $180,000,000 aggregate principal amount. The notes are issued only in denominations of $1,000 and multiples of $1,000. We use the term “note” in this prospectus to refer to each $1,000 principal amount of notes. The notes will mature on November 15, 2024 unless earlier converted, redeemed or repurchased.

     The notes are obligations of NCI. Our subsidiaries will have no obligation to pay any amounts due on the notes or to make any funds available to us for payment of the notes upon maturity or upon a redemption or repurchase of the notes as described below.

     Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing our securities. You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of NCI except to the extent described below under “- Repurchase at Option of the Holder” and “- Repurchase at Option of the Holder Upon a Designated Event.”

     The notes bear interest at a rate of 2.125% per annum. Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months and accrues from November 16, 2004, or from the most recent date to which interest has been paid or duly provided for. We will pay interest twice a year (on May 15 and November 15) in arrears beginning on May 15, 2005 to holders of record on the preceding May 1 and November 1.

     An office is maintained in the Borough of Manhattan, The City of New York City, where we will pay the principal and premium, if any, on the notes and you may present the notes for conversion, registration of transfer or exchange for other denominations, which will initially be an office or agency of the trustee. We may pay interest by check mailed to your address as it appears in the note register; provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you will be paid, at your written election, by wire transfer in immediately available funds.

     Payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

Conversion of the Notes

     Subject to the conditions and during the periods described below, holders may convert any of their notes, in whole or in part, prior to the close of business on the business day immediately preceding the final maturity date of the notes, into a combination of cash and our common stock as described below under “- Payment Upon Conversion,” at an initial conversion rate equivalent to 24.9121 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below, which is based upon an initial conversion price equivalent to approximately $40.14 per share. If a holder converts notes on any date when we are required to pay additional amounts as described under “- Registration Rights of the Note Holders,” the conversion rate will be multiplied by 103%. A holder may convert notes in part so long as such part is $1,000 principal amount or a multiple of $1,000.

     Our ability in the future to pay the principal return in cash upon conversion of the notes as described below under “-Payment Upon Conversion,” will be subject to the limitations imposed by our existing senior credit agreement and by any limitations that we may have in any other credit agreements or indebtedness we may incur in the future. Please read “Risk Factors — We may not have the funds necessary to repurchase the notes or pay the amounts due upon conversion of the notes when necessary, and our existing senior credit agreement contains limitations on our ability to pay the principal return in cash to holders of notes upon conversion or to repurchase the notes under certain circumstances.” and “Description of Senior Secured Credit Agreement.” If upon conversion of notes by any holder, we are not permitted to pay the principal return in cash upon conversion of the notes as described below under “- Payment Upon Conversion” due to the limitations imposed by any senior credit agreement that we may be a party to from time to time, we will so inform such converting holder and such holder will have the option to revoke its notice of conversion.

     In addition, we may not have enough funds to pay the principal return (as such term is defined under “- Payment Upon Conversion”) if you elect to convert your notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting conversion of the notes under certain circumstances. If you elect to convert your notes at a time when we are prohibited from paying the principal return in connection with such conversion, we could seek the consent of our lenders to allow such payment or attempt to refinance this debt. If we do not obtain consent, you would not be permitted to convert the notes. Our failure to deliver cash and common stock, if any, upon conversion of the notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

     To convert your notes into cash and shares of our common stock, if any, as described below under “- Payment Upon Conversion,” a holder must do the following:

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver such notice to the conversion agent, which will initially be the trustee;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

     The date a holder complies with these requirements will be the conversion date under the indenture. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. If a holder’s interest is a beneficial interest in a global note, in order to convert, such holder must comply with the last three requirements listed above and comply with the depositary’s procedures for converting a beneficial interest in a global note. Cash and a certificate, or a book-entry transfer through DTC, for the number of shares of our common stock deliverable upon conversion, if any, together with a cash payment for any fractional shares as described below under “- Payment Upon Conversion,” will be delivered through the conversion agent as soon as practicable, but no later than the third business day, following the conversion date. Notwithstanding the foregoing, if upon conversion of notes by any holder, we are not permitted to pay the principal return in cash upon conversion of the notes as described below under “- Payment Upon Conversion” due to the limitations imposed by any senior credit agreement that we may be a party to from time to time, we will so inform such converting holder and such holder will have the option to revoke its notice of conversion.

     If we call notes for redemption, a holder may convert its notes only until the close of business on the business day prior to the redemption date, unless we fail to pay the redemption price. If a holder has submitted notes for repurchase at the option of the holder or repurchase at the option of the holder upon a designated event, such holder may convert notes only if it first withdraws the repurchase election in accordance with the terms of the indenture.

     Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender to NCI for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such interest payment need be made to NCI

•	if we have specified a redemption date that is after a record date but on or prior to the next interest payment date;

•	if we have specified a repurchase date following a designated event that is after a record date but on or prior to the next interest payment date; or

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

     If a holder has delivered a notice informing us of its exercise of its repurchase rights, as described below under “- Repurchase at Option of the Holder” or “- Repurchase at Option of the Holder Upon a Designated Event” with respect to a note, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

     Holders may surrender their notes for conversion into cash and shares of our common stock, if any, as described below under “- Payment Upon Conversion,” prior to the close of business on the business day immediately preceding their stated maturity in only the following circumstances:

Conversion Upon Satisfaction of Market Price Condition

     A holder may surrender any of its notes for conversion during any calendar quarter (but only during such calendar quarter) commencing after December 31, 2004 if the closing price of our common stock exceeds 120% of the then-effective conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding calendar quarter. The “conversion price” as of any day will equal $1,000 divided by the conversion rate. The initial conversion price is $40.14.

Conversion Upon Satisfaction of Trading Price Condition

     A holder may surrender any of its notes for conversion prior to maturity during the five business days immediately following any five consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of notes (as determined following a request by a holder of the notes in accordance with the procedures described below) for each day of such measurement period was less than 98% of the product of the closing price of our common stock and the conversion rate then in effect (the “98% Trading Exception”); provided, however, you may not convert your notes in reliance on this provision if on any trading day during such measurement period the closing price of our common stock was between 100% and 120% of the then current conversion price of the notes.

     The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of notes obtained by the trustee for $5,000,000 principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids will be used, and if only one such bid can reasonably be obtained by the trustee, this one bid will be used. If the trustee cannot reasonably obtain at least one bid for $5,000,000 principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of the notes will be deemed to be less than 98% of the product of the closing price of our common stock and the conversion rate.

     The trustee will have no obligation to determine the trading price of the notes unless we have requested such determination, and we will have no obligation to make such request unless you provide us with reasonable evidence that the trading price per $1,000 principal amount of the notes would be less than 98% of the product of the closing price of our common stock and the conversion rate. At that time, we will instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price is greater than or equal to 98% of the product of the closing price of our common stock and the conversion rate.

Conversion Upon Notice of Redemption

     If we call notes for redemption, holders may convert the notes until the close of business on the business day immediately preceding the redemption date, after which time holders’ right to convert will expire unless we default in the payment of the redemption price.

Conversion Upon Specified Corporate Transactions

     If we elect to:

•	distribute to all holders of our common stock rights, warrants or options to purchase our common stock for a period expiring within 45 days of the record date for such distribution at a price less than the average of the closing prices of our common stock for the 10 trading days immediately preceding the declaration date for such distribution; or

•	distribute to all holders of our common stock, assets, debt securities or rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing price of our common stock on the day preceding the declaration date for such distribution;

•	we must notify the holders of notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or any announcement by us that such distribution will not take place, even if the notes are not otherwise convertible at such time. No holder may exercise this right to convert if the holder otherwise will participate in the distribution without conversion. The ex-dividend date is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant distribution from the seller of the common stock to its buyer.

     In addition, if we are party to a consolidation, merger or binding share exchange under which our common stock would be converted into cash, securities or other property, a holder may surrender notes for conversion at any time from and after the date that is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction, unless the transaction occurs on or prior to November 15, 2009 and also constitutes a fundamental change of the type described in clause (1) of the first paragraph under “- Conversion Upon Certain Designated Events,” in which case the notes will be convertible as described thereunder. If we are a party to a consolidation, merger or binding share exchange under which our common stock is converted into cash, securities or other property (regardless of whether the transaction constitutes a fundamental change), then after the effective date of the transaction, the conversion value and the net share amount, as defined below, will be based on the kind and amount of cash, securities or other property that the holder would have received if the holder had converted its notes immediately prior to the transaction. In addition, if holders convert their notes following the effective date of the transaction, the net share amount will be paid based on the kind and amount of such cash, securities or other property. If the transaction also constitutes a designated event, as defined below under “- Repurchase at Option of the Holder Upon a Designated Event,” the holder can require us to repurchase all or a portion of its notes as described under “- Repurchase at Option of the Holder Upon a Designated Event.”

Conversion Upon Certain Designated Events

     We must give notice to all record holders and to the trustee at least ten trading days prior to the anticipated effective date of (1) any “fundamental change” in which 50% or more of our common stock is exchanged for, converted into, acquired for, or constitutes solely the right to receive, shares of stock or other securities or property (including cash), or any combination thereof and (2) any termination of trading as such term defined below under “- Repurchase at Option of the Holder Upon a Designated Event.”

     We must also give notice to all record holders and to the trustee that any such designated event referred to in clause (1) or (2) above has become effective within 15 days after such effective date. If you surrender your notes for conversion at any time during the period from the opening of business on the date that we give notice of the anticipated effective date (the “effective date notice”) of such designated event to the close of business on the designated event repurchase date corresponding to such a fundamental change (Please read “- Repurchase at the Option of the Holder Upon a Designated Event”), then you will receive:

•	the make whole premium, if any, which will be in an amount determined as set forth below under “- Determination of the Make Whole Premium” and which will be payable solely in shares of our common stock (other than cash paid in lieu of fractional shares), or in the same form of consideration into which all or substantially all of the shares of our common stock have been converted in connection with the relevant fundamental change (other than cash in lieu of fractional interests in any security or other property delivered in connection with such fundamental change); plus

•	the amount of cash and the number of shares of our common stock, if any, into which your notes are convertible as described below under “- Payment Upon Conversion” or, in the case of a fundamental change in which all or substantially all of our common stock is converted into other consideration, if you surrender your notes for conversion after the record date for receiving distributions in connection with such fundamental change or, if earlier, the effective date of the fundamental change, the kind and amount of cash, securities and other assets or property that you would have received if, immediately prior to the transaction, you had held the number of shares of our common stock equal to the product of (a) the then-applicable conversion rate on the notes multiplied by (b) a fraction, the numerator of which is the aggregate principal amount of notes held by you and the denominator of which is $1,000; provided that if you convert your notes following the effective date of a fundamental change in which all or substantially all of our common stock is converted into other consideration, the conversion value and the net share amount as described below under “- Payment Upon Conversion” will be based on the kind and amount of cash, securities or other assets or property that you would have received if you had held shares of our common stock immediately prior to such fundamental change; plus

•	accrued and unpaid interest, including additional amounts, if any, to, but excluding, the conversion date, which interest will be payable in cash.

     The make whole premium will be paid on the repurchase date for the relevant designated event as described under “- Repurchase at the Option of the Holder Upon a Designated Event.” Notwithstanding delivery of the effective date notice by us as described above, no make whole premium will be payable if the related designated event does not occur.

     Notwithstanding the foregoing, no notes may be converted in connection with a merger, consolidation or other transaction effected solely for the purpose of changing our jurisdiction of incorporation to any other state within the United States.

Conversion Rate Adjustments

     The conversion rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

          (1) the payment or issuance of common stock as a dividend or distribution on our common stock;

          (2) the issuance to all holders of common stock of rights, warrants or options to purchase our common stock for a period expiring within 45 days of the record date for such distribution at a price less than the average of the closing prices for the ten trading days preceding the declaration date for such distribution;

          (3) subdivisions, splits or combinations of our common stock;

          (4) distributions by us to all holders of our common stock of shares of our capital stock, evidences of our indebtedness, property or assets, including rights, warrants, options and other securities but excluding dividends or distributions covered by clauses (1) or (2) above or any dividend or distribution paid exclusively in cash;

     In the event that we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities (where such closing prices are available) for the ten trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the New York Stock Exchange or such other principal national or regional exchange or market on which the securities are then listed or quoted;

          (5) the payment of cash as a dividend or distribution on our common stock, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up, in which case the conversion rate will be adjusted by multiplying the applicable conversion rate by a fraction, the numerator of which will be the current market price of our common stock on the record date for such dividend or distribution and the denominator of which will be the current market price of our common stock on such record date minus the per share amount of such dividend or distribution; or

          (6) we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the closing price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made under such tender or exchange offer.

     “Current market price” means the average of the daily closing prices per share of common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the “ex” date with respect to the distribution requiring such computation. For purpose of this paragraph, the term “ex” date, when used with respect to any distribution, means the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing price was obtained without the right to receive such distribution. We will make adjustments to the current market price in accordance with the indenture to account for the occurrence of certain events during the ten consecutive trading day period.

     To the extent that our Rights Plan dated June 24, 1998, as amended, or any future rights plan adopted by us is in effect upon conversion of the notes, you will receive, in addition to the common stock issuable upon conversion, if any, the rights under the rights plan unless the rights have separated from the common stock at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness, property or assets as described in clause (4) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

     In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or binding share exchange involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes following the effective date of such event, (a) the conversion value (as described under “- Payment Upon Conversion”) of your notes will be determined based on the value of the stock, other securities, other property, assets or cash received in respect of our common stock rather than the ten day average closing price of our common stock and (b) the net share amount will be paid based upon the kind and amount of such stock, other securities, other property, assets or cash.

     You may in some circumstances be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the non-occurrence of an adjustment to the conversion rate. For example, if we make a distribution of property to our stockholders that would be taxable to them as a dividend for United States federal income tax purposes and the conversion rate is increased, this increase may be deemed to be the receipt of taxable income by U.S. Holders (as defined in “Material United States Federal Income Tax Considerations”) of the notes and may result in withholding taxes for Non-U.S. Holders (as defined in “Material United States Federal Income Tax Considerations”). Please read “Material United States Federal Income Tax

Considerations — U.S. Holders — Constructive Dividends” and “Material United States Federal Income Tax Considerations — Non-U.S. Holders — Constructive Dividends.”

     We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. Please read “Material United States Federal Income Tax Considerations.”

     Notwithstanding the foregoing, no adjustment to the conversion rate will be made in connection with a merger, consolidation or other transaction effected solely for the purpose of changing our jurisdiction of incorporation to any other state within the United States.

     Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities. For example, we will not adjust the conversion rate upon the issuance of shares of our common stock under any present or future employee benefit plan or program.

Payment Upon Conversion

     Subject to certain exceptions described above under “- Conversion Upon Specified Corporate Transactions” and “- Conversion Upon Certain Designated Events,” once notes are tendered for conversion, holders tendering the notes will be entitled to receive, per $1,000 principal amount of notes, cash and, if applicable, shares of our common stock, the aggregate value of which (the “conversion value”) will be equal to the product of (1) the conversion rate in effect on the conversion date, and (2) the average of the closing price of our common stock for each of the ten consecutive trading days (appropriately adjusted to take into account the occurrence during such period of stock splits and similar events) beginning on the second trading day immediately following the day the notes are tendered for conversion (the “ten day average price”).

     Subject to certain exceptions described above and under “- Conversion Upon Specified Corporate Transactions” and “- Conversion Upon Certain Designated Events,” we will deliver the conversion value of the notes surrendered for conversion to converting holders as follows:

          (1) an amount in cash (the “principal return”) equal to the lesser of (a) the aggregate conversion value of the notes to be converted and (b) the aggregate principal amount of the notes to be converted;

          (2) if the aggregate conversion value of the notes to be converted is greater than the principal return, an amount in whole shares (the “net shares”), determined as set forth below, equal to such aggregate conversion value less the principal return (the “net share amount”); and

          (3) an amount in cash in lieu of any fractional shares of common stock.

     The number of net shares to be paid will be determined by dividing the net share amount by the ten day average price. The cash payment for fractional shares also will be based on the ten day average price.

     The conversion value, principal return, net share amount and the number of net shares will be determined by us at the end of the ten consecutive trading day period beginning on the second trading day immediately following the day the notes are tendered for conversion (the “determination date”). We will pay the principal return and cash in lieu of fractional shares and deliver the net shares, if any, as promptly as practicable after the determination date, but in no event later than three business days thereafter.

     Notwithstanding the foregoing paragraphs, if an event of bankruptcy involving us has occurred and is continuing, in lieu of delivering the principal return in cash and any net share amount in shares of common stock, we will have the right to deliver the conversion value to holders in cash, shares of common stock or a combination of cash and shares of common stock at our option.

     Delivery of the principal return, net shares and cash in lieu of fractional shares will be deemed to satisfy our obligation to pay the principal amount of the notes. As a result, accrued but unpaid interest, including additional amounts, if any, to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited. For a discussion of your tax treatment upon receipt of our common stock upon conversion, please read “Material United States Federal Income Tax Considerations.”

Optional Redemption by NCI

     Prior to November 20, 2009, the notes will not be redeemable.

     On or after November 20, 2009, we may redeem the notes at any time or from time to time in whole or in part, at a redemption price equal to 100% of the principal amount of notes being redeemed, plus accrued and unpaid interest, including additional amounts, if any, up to, but excluding, the redemption date, unless the redemption date falls after a record date and on or prior to the corresponding interest payment date. In that case, we will pay the full amount of accrued and unpaid interest, including additional amounts, if any, due on such interest payment date to the holder of record at the close of business on the corresponding record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 20 days prior to the redemption date.

     If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed, to the extent practicable, to be of the portion selected for redemption.

     We may not redeem the notes if we have failed to pay any interest on the notes and such failure to pay is continuing. We will notify the holders if we redeem the notes.

     For a discussion of the tax treatment to a holder of the notes upon optional redemption by us, please read “Material United States Federal Income Tax Considerations — U.S. Holders — Sale, Exchange, Redemption or Repurchase of the Notes” and “Material United States Federal Income Tax Considerations — Non-U.S. Holders — Sale, Exchange, Redemption or Repurchase of the Notes or Common Stock.”

     No sinking fund is provided for the notes.

Repurchase at Option of the Holder

     You have the right to require us to repurchase your notes for cash on November 15, 2009, November 15, 2014 and November 15, 2019. We will be required to repurchase any outstanding note for which you deliver a written repurchase notice to the paying agent, which will initially be the trustee. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date. A holder may withdraw its repurchase notice at any time prior to close of business on the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

     The repurchase price payable for a note will be equal to 100% of the principal amount to be repurchased plus accrued and unpaid interest, including additional amounts, if any, to, but excluding, the repurchase date; provided, however, that if a repurchase date falls after a record date and on or prior to the corresponding interest payment date, we will pay the full amount of accrued and unpaid interest payment, and additional amounts, if any, on such interest payment date to the holder of record at the close of business on the corresponding record date.

     We must give notice of an upcoming repurchase date to all note holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the repurchase price and the procedures that holders must follow to require us to repurchase their notes.

     The repurchase notice from the holder must state:

•	if certificated notes have been issued, the note certificate numbers (or, if your notes are not certificated, your repurchase notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

•	that the notes are to be repurchased by us under the applicable provisions of the indenture.

     You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, that remains subject to the repurchase notice.

     Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its corporate trust office in the Borough of Manhattan, The City of New York City, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the business day immediately following the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day immediately following the repurchase date, then, on and after such date:

•	the note will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

     This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent. No notes may be repurchased by us at the option of holders on November 15, 2009, November 15, 2014 and November 15, 2019 if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

     Our ability in the future to repurchase your notes for cash as described above will be subject to the limitations imposed by our existing senior credit agreement and by any limitations we may have in any other credit agreements or indebtedness that we may incur in the future. Please read “Risk Factors — We may not have the funds necessary to repurchase the notes or pay the amounts due upon conversion of the notes when necessary, and our existing senior credit agreement contains limitations on our ability to pay the principal return in cash to holders of notes upon conversion or to repurchase the notes under certain circumstances” and “Description of Senior Secured Credit Agreement.”

     In addition, if you elect to require us to repurchase the notes on November 15, 2009, November 15, 2014 and November 15, 2019, we may not have enough funds to pay the repurchase price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under certain circumstances. If you elect to require us to repurchase the notes at a time when we are prohibited from repurchasing them, we could seek the consent of our lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

     The Securities Exchange Act of 1934, as amended, requires the dissemination of certain information to securityholders and that an issuer follow certain procedures if an issuer tender offer occurs, which may apply if the repurchase rights summarized above become available to holders of the notes. In connection with any offer to require us to repurchase notes as summarized above we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Securities Exchange Act of 1934, as amended, that may then be applicable; and

•	file a Schedule TO or any other required schedule or form under the Securities Exchange Act of 1934, as amended.

     We may, to the extent permitted by applicable law and the agreements governing our other debt, at any time repurchase the notes in the open market or by tender at any price or by private agreement. Any note so repurchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be cancelled promptly.

Repurchase at Option of the Holder Upon a Designated Event

     If a designated event occurs at any time prior to the maturity of the notes, you may require us to repurchase your notes, in whole or in part, for cash on a repurchase date specified by us that is not less than 20 nor more than 35 business days after the date of our notice of the designated event. The notes will be repurchased only in multiples of $1,000 principal amount.

     We will repurchase the notes at a price equal to 100% of the principal amount to be repurchased, plus accrued and unpaid interest, including additional amounts, if any, to, but excluding, the repurchase date, plus, in the case of a (1) fundamental change in which 50% or more of our common stock is exchanged for, converted into, acquired for, or constitutes solely the right to receive, shares of stock or other securities or property (including cash), or any combination thereof or (2) a termination of trading, in either case on or prior to November 15, 2009, a make whole premium payable solely in shares of our common stock (other than cash paid in lieu of fractional shares), or in the same form of consideration into which all or substantially all of our common stock has been converted in connection with the relevant fundamental change. Please read “- Determination of the Make Whole Premium”. Notwithstanding the foregoing, if a repurchase date falls after a record date and on or prior to the corresponding interest payment date, we will pay the full amount of accrued and unpaid interest payment, and additional amounts, if any, on such interest payment date to the holder of record at the close of business on the corresponding record date.

     We will mail to all record holders a notice of a designated event within 20 days after it has occurred. We are also required to deliver to the trustee a copy of the designated event notice. If you elect to require us to repurchase your notes, you must deliver to us or our designated agent, on or before the close of business on the repurchase date specified in our designated event notice, your repurchase notice and any notes to be repurchased, duly endorsed for transfer.

     The repurchase notice from the holder must state:

•	if certificated notes have been issued, the note certificate numbers (or, if your notes are not certificated, your repurchase notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

•	that the notes are to be repurchased by us under the applicable provisions of the notes and the indenture.

     You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, that remains subject to the repurchase notice.

     Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its corporate trust office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the business day immediately following the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day immediately following the repurchase date, then, on and after the date:

•	the note will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

     This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

     A “designated event” will be deemed to have occurred upon a “fundamental change” or a “termination of trading,” as such terms are defined below.

     A “fundamental change” generally will be deemed to occur at such time as:

          (1) any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) is or becomes the “beneficial owner” (as that term is used in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of 50% or more of the total voting power of all classes of our capital stock entitled to vote generally in the election of directors (“voting stock”);

          (2) the following persons cease for any reason to constitute a majority of our board of directors:

•	individuals who on the first issue date of the notes constituted our board of directors; and

•	any new directors whose election to our board of directors or whose nomination for election by our stockholders was approved by at least a majority of our directors on the Nominating and Corporate Governance Committee then still in office who were either directors on such first issue date of the notes or whose election or nomination for election was previously so approved;

          (3) we consolidate with, or merge with or into, another person or any person consolidates with, or merges with or into, us, in any such event other than under a transaction in which the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such transaction, “beneficially own,” directly or indirectly, immediately after such transaction, shares of the continuing or surviving person’s voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of the continuing or surviving person in substantially the same proportion as such ownership immediately prior to the transaction;

          (4) the sale, transfer, lease, conveyance or other disposition of all or substantially all of our assets or properties to any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended; or

          (5) we are liquidated or dissolved or holders of our capital stock approve any plan or proposal for our liquidation or dissolution.

     However, a “fundamental change” will not be deemed to have occurred if, in the case of a merger or consolidation, 90% or more of the total consideration (other than cash payments for fractional shares or under statutory appraisal rights) in the merger or consolidation constituting the fundamental change consists of common stock and any associated rights traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such fundamental change), and, as a result of such transaction or transactions, the conversion value (as such term is defined above under “- Payment Upon Conversion”) of the notes is determined by reference to such common stock and associated rights, rather than our common stock, and the net share amount is payable in such common stock and associated rights.

     The term “fundamental change” is limited to specified events and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

     A “termination of trading” will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market.

     Notwithstanding the foregoing, no notes may be surrendered for repurchase in connection with a merger, consolidation or other transaction effected solely for the purpose of changing our jurisdiction of incorporation to any other state within the United States.

     No notes may be repurchased by us at the option of the holders upon a designated event if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

     We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act of 1934, as amended, to the extent applicable, in the event of a designated event.

     This designated event repurchase right could discourage a potential acquirer of NCI. However, this designated event repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. No notes may be repurchased by us at the option of holders upon a designated event if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to the repurchase date.

     While we would be permitted today to repurchase your notes for cash upon the occurrence of a designated event as described above, our ability to do so in the future will be subject to the limitations imposed by our existing senior credit agreement and by any limitations that we may have in any other credit agreements or indebtedness we may incur in the future. Please read “Risk Factors — We may not have the funds necessary to repurchase the notes or pay the amounts due upon conversion of the notes when necessary, and our existing senior credit agreement contains limitations on our ability to pay the principal return in cash to holders of notes upon conversion or to repurchase the notes under certain circumstances” and “Description of Senior Secured Credit Agreement.”

     In addition, if a designated event were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a designated event or may provide that a designated event is prohibited or constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from repurchasing notes, we could seek the consent of our lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

Determination of the Make Whole Premium

     Upon the occurrence of a (1) fundamental change in which 50% or more of our common stock is exchanged for, converted into, acquired for, or constitutes solely the right to receive, shares of stock or other securities or property (including cash), or any combination thereof or (2) a termination of trading, in either case, on or prior to November 15, 2009, we will pay a make whole premium upon the repurchase of the notes as described above under “- Repurchase at Option of the Holder Upon a Designated Event” and upon a conversion of the notes as described above under “- Conversion of the Notes — Conversion Upon Certain Designated Events.” No make whole premium will be paid if the stock price (as defined below) is less than $30.41 per share or greater than $130 per share (subject to adjustment). The make whole premium will be determined by reference to the table below and is based on the date on which such designated event becomes effective (the “effective date”) and the “stock price,” which will be (x) the price paid per share of our common stock in the transaction constituting such fundamental change (in the case of clause (1) above) or (y) the price per share of our common stock prior to the effective date of such termination of trading (in the case of clause (2) above).

     In the case of clause (x) in the last sentence of the preceding paragraph, if holders of our common stock receive only cash in such fundamental change, the stock price will be the cash amount paid per share; otherwise the stock price will be the average of the closing prices of our common stock (determined as described below) on the ten trading days up to but not including the effective date of such fundamental change. In the case of clause (y) in the last sentence of the preceding paragraph, the stock price will be the average of the closing prices of our common stock (determined as described below) on the ten trading days up to but not including the effective date of such termination of trading.

     We will pay the make whole premium solely in shares of our common stock (other than cash in lieu of fractional shares), or in the same form of consideration into which all or substantially all our common stock has been converted in connection with the relevant fundamental change (except that we will pay cash in lieu of fractional interests in any security or other property delivered in connection with such designated event). If holders of our common stock receive or have the right to receive more than one form of consideration in connection with such fundamental change, then for purposes of the foregoing, the forms of consideration in which the make whole premium will be paid will be in proportion to the relative values, determined as described in the next paragraph, of the different forms of consideration paid to our common stockholders in connection with such fundamental change.

     The value of such consideration to be delivered in respect of the make whole premium will be calculated as follows:

•	securities that are traded on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar system of automated dissemination of quotations of securities prices will be valued based on 98% of the average closing price or last sale price, as applicable, on the 10 trading days prior to but excluding the designated event repurchase date,

•	securities, assets or property (other than cash) that holders will have the right to receive will be valued based on 98% of the average of the fair market value of such securities three business days prior to the designated event repurchase date, as determined by two independent nationally recognized investment banks selected by the trustee, and

•	100% of any cash.

     Notwithstanding the foregoing, in no event will the value of our common stock be less than 50% of the stock price used to determine the amount of the make whole premium.

     The stock prices set forth in the first row of the table (i.e., the column headers) will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted.

     The following table sets forth the make whole premiums (table in percentages).

	Stock Price
Effective Date	$30.41	$32.50	$35.00	$40.00	$45.00	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00	$110.00	$120.00	$130.00
November 9, 2004	0.00%	4.27%	8.61%	17.92%	15.82%	13.90%	11.12%	9.30%	8.04%	7.12%	6.41%	5.85%	5.38%	4.98%
November 15, 2005	0.65%	4.07%	8.13%	17.01%	14.62%	12.51%	9.58%	7.75%	6.56%	5.74%	5.14%	4.68%	4.31%	3.99%
November 15, 2006	0.24%	3.65%	7.35%	15.69%	12.95%	10.65%	7.60%	5.87%	4.83%	4.17%	3.72%	3.40%	3.14%	2.92%
November 15, 2007	0.0%	2.93%	6.13%	13.76%	10.61%	8.12%	5.11%	3.63%	2.88%	2.46%	2.21%	2.03%	1.90%	1.78%
November 15, 2008	0.0%	1.58%	4.02%	10.57%	6.93%	4.39%	1.95%	1.11%	0.85%	0.75%	0.70%	0.66%	0.62%	0.59%
November 15, 2009	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

     The exact stock price and repurchase dates may not be set forth on the table, in which case:

•	if the stock price is between two stock prices on the table or the repurchase date is between two effective dates on the table, the make whole premium will be determined by straight-line interpolation between the make whole premium amounts set forth for the higher and lower stock prices and the two effective dates, as applicable, based on a 365 day year;

•	if the stock price equals or exceeds $130 per share (subject to adjustment), no make whole premium will be paid; and

•	if the stock price is less than $30.41 per share (subject to adjustment), no make whole premium will be paid.

     The “closing price” of our common stock on any date means the closing price per share (or if no closing price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the New York Stock Exchange Composite Tape or as reported in composite transactions for the principal United States securities exchange on which our common stock is traded (if other than the New York Stock Exchange) or, if our common stock is not listed on a United States national or regional securities exchange, the closing price as reported by Nasdaq or by the National Quotation Bureau Incorporated. In the absence of such a quotation, we will determine the closing price on the basis we consider appropriate.

“Trading day” for any security means

•	if the applicable security is listed or admitted for trading on the New York Stock Exchange or another national securities exchange, a day on which the New York Stock Exchange or another national securities exchange is open for business; or

•	if the applicable security is quoted on the Nasdaq National Market, a day on which trades may be made thereon; or

•	if the applicable security is not so listed, admitted for trading or quoted, any day other than a Saturday or Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

     Notwithstanding the foregoing, in no event will the total number of shares of NCI common stock issuable upon conversion of the notes exceed 32.8839 per $1,000.0 principal amount of notes, subject to adjustment in the same manner as set forth under “— Conversion of the Notes — Conversion Rate Adjustments.”

     Our obligation to pay the make whole premium could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Subordination of the Notes

     The notes, and all other payment obligations with respect thereto, are our unsecured obligations and are subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to holders of indebtedness under our existing senior credit agreement and all of our other existing and future senior indebtedness. The notes are pari passu in right of payment to all of our other senior subordinated indebtedness and senior in right of payment to all of our subordinated indebtedness. The notes are also effectively subordinated to all existing and future indebtedness and other liabilities including trade payables of our subsidiaries. As of October 30, 2004, we and our subsidiaries had approximately $216.7 million of outstanding senior indebtedness (including senior secured indebtedness under our existing senior credit agreement) and other liabilities, including trade payables, to which the notes would be subordinated or effectively subordinated.

     Only our senior indebtedness ranks senior in right of payment to the notes under the indenture. The notes in all respects have the same rank in right of payment as all our other senior subordinated indebtedness and rank senior in right of payment to any of our subordinated indebtedness.

     The term “senior indebtedness” means:

     (1) the principal, premium, if any, interest and all other amounts owed in respect of NCI’s (A) indebtedness for money borrowed and (B) indebtedness evidenced by securities, notes, bonds or other similar instruments;

     (2) all obligations of NCI (including all interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in any such proceeding) payable under our existing senior credit agreement and any other credit agreement, loan agreement or other financing arrangement that, by its terms, supersedes or replaces, in whole or in part, our existing senior credit agreement, whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by NCI;

     (3) all interest rate hedging agreements and currency hedging agreements;

     (4) all of NCI’s capital lease obligations and all attributable debt in respect of sale/leaseback transactions;

     (5) all obligations issued or assumed by NCI as the deferred purchase price of property, all of NCI’s conditional sale obligations and all of NCI’s obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

     (6) all of NCI’s obligations for the reimbursement of any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction;

     (7) all obligations of the type referred to in clauses (1) through (6) above of other persons for the payment of which NCI is responsible or liable as obligor, guarantor or otherwise;

     (8) all fees, costs, expenses and other amounts accrued or due in connection with obligations of the type referred to in clauses (1) through (7) above; and

     (9) all obligations of the type referred to in clauses (1) through (8) above of other persons secured by any lien on any of NCI’s properties or assets (whether or not such obligation is assumed by NCI), except for

•	any such indebtedness that is by its terms subordinated to or pari passu with the notes or is subordinated to any other senior indebtedness;

•	any indebtedness between or among NCI or affiliates of NCI, including all other debt securities and guarantees in respect of those debt securities issued to any trust, or trustees of such trust, partnership or other entity affiliated with NCI that is, directly or indirectly, a financing vehicle of NCI (a “financing entity”) in connection with the issuance by such financing entity of preferred securities or other securities that rank pari passu with, or junior to, the notes; and

•	accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities).

     “Senior subordinated indebtedness” means, with respect to us, the notes and any other indebtedness of ours that specifically provides that such indebtedness is to have the same rank as the notes in right of payment and is not subordinated by its terms in right of payment to any indebtedness or other obligation of ours that is not senior indebtedness.

     “Subordinated indebtedness” means, with respect to us, any indebtedness of ours that specifically provides that such indebtedness is subordinated to the notes.

     Such senior indebtedness will continue to be senior indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of such senior indebtedness, including, without limitation, any modifications to interest rates or fees or dates of payment of interest, fees or principal or to financial or other covenants or events of default, as well as any release of any collateral or person obligated on such senior indebtedness, or other waiver or forbearance.

     By reason of such subordination, in the event of dissolution, insolvency, bankruptcy, receivership, liquidation, reorganization or other similar proceedings, or upon any winding up, liquidation or dissolution, in each case whether voluntary or involuntary, or any assignment for the benefit of our creditors or any other marshalling of our assets and liabilities, upon any payment or distribution of our assets or securities,

•	holders of senior indebtedness will be entitled to receive payment in full in cash before the holders of notes will be entitled to receive any payment of principal, premium, if any, or interest on the notes, or payment upon a redemption, repurchase at the option of the holder or repurchase upon a designated event at the option of the holder of the notes;

•	the holders of the notes are required to pay over their share of such payment or distribution to the holders of senior indebtedness or their representative for application to the payment of all senior indebtedness remaining unpaid, to the extent necessary to pay all holders of senior indebtedness in full in cash or other payment satisfactory to the holders of senior indebtedness; and

•	holders of senior indebtedness may recover more, ratably, and holders of the notes may recover less, ratably, than our other creditors.

     In addition, no payment of the principal amount, redemption price, repurchase price or designated event repurchase price, or interest or other cash obligations with respect to any notes may be made by us, nor may we redeem or acquire any notes, if:

•	any payment default on any senior indebtedness has occurred; or

•	any default (other than a payment default) with respect to senior indebtedness occurs and is continuing that permits the acceleration of the maturity thereof and either such default is the subject of judicial proceedings or the trustee receives a written notice that blocks payment under the notes (a “payment blockage notice”) from (a) the administrative agent for the lenders under our senior credit agreement or (b) the holders of any other senior indebtedness or their representatives; provided, however, that with respect to clause (b) above, only a holder of more than $10 million of senior indebtedness can provide a payment blockage notice.

     Notwithstanding the foregoing, payments with respect to the notes may resume and we may redeem or acquire notes for cash when:

•	the default with respect to the senior indebtedness is cured or waived or ceases to exist; or

•	in the case of a non-payment default described in the second bullet above, the earlier of the date on which such non-payment default is cured, waived or ceases to exist or 179 days after the payment blockage notice is received, provided that the terms of the indenture otherwise permit the payment, redemption or acquisition of the notes at that time.

     If we receive a payment blockage notice, then a similar notice received within ninety (90) days thereafter relating to the same default on the same issue of senior indebtedness will not be effective to prevent the payment or acquisition of the notes as provided above. In addition, no payment or distribution may be made on the notes if any notes are declared due and payable prior to their stated maturity by reason of the occurrence of an event of default until the earlier of:

•	120 days after the date of such acceleration; or

•	the payment in full in cash of all senior indebtedness, but only if such payment or distribution is then otherwise permitted under the terms of the indenture.

     Upon any payment or distribution of our assets or securities to creditors upon any dissolution, winding up, liquidation or reorganization of us, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other similar proceedings, the holders of all senior indebtedness will first be entitled to receive payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all amounts due or to become due thereon before the holders of the notes will be entitled to receive any payment or distribution with respect to any notes.

     The notes are effectively subordinated to all existing and future liabilities of our subsidiaries. Any right of ours to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be subject to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that we ourselves are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us.

     No provision contained in the indenture or the notes affects our obligation, which is absolute and unconditional, to pay the notes when due. The subordination provisions of the indenture do not prevent the occurrence of any default or event of default under the indenture.

Prohibition of Incurrence of Senior Subordinated Debt

     We will not incur or suffer to exist indebtedness that is senior in right of payment to the notes and subordinate in right of payment to any of our senior indebtedness.

Merger and Sale of Assets by NCI

     The indenture provides that we may not consolidate with or merge with or into any other person and that we may not sell, convey, transfer or lease all or substantially all of our properties and assets to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor person (other than any successor who is bound to our obligations under the notes and the indenture by operation of law) assumes, by supplemental indenture satisfactory in form and substance to the trustee, all of our obligations under the notes and the indenture;

•	after giving effect to such transaction, there is no event of default, and no event that, after notice or passage of time or both, would become an event of default; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel each stating that such consolidation, merger, sale, conveyance, transfer or lease complies with these requirements.

     When such a person assumes our obligations in such circumstances, subject to certain exceptions, we will be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

     The following will be events of default under the indenture:

•	failure to pay principal, if any, when due at maturity, upon redemption, repurchase or otherwise on the notes;

•	default in our obligation to deliver shares of our common stock, cash or other property upon conversion of the notes as required under the indenture;

•	failure to pay the make whole premium, if any, when due upon conversion or repurchase of the notes;

•	failure to pay any interest, or additional amounts, if any, on the notes, when due and such failure continues for a period of 30 days;

•	failure to provide notice of the occurrence of a designated event on a timely basis;

•	failure to pay any indebtedness for money borrowed by us or one of our subsidiaries in an outstanding principal amount in excess of $10 million at final maturity or upon acceleration after the expiration of any applicable grace period, which indebtedness is not discharged, or such default in payment or acceleration is not cured or rescinded, within 30 days after written notice to us from the trustee (or to us and the trustee from holders of at least 25% in principal amount of the outstanding notes);

•	failure to pay any final judgments in excess of $10 million in the aggregate by us or one of our subsidiaries and such judgments remain outstanding for a period of 15 days and are not discharged, bonded, waived or stayed within 15 days after written notice to us from the trustee (or to us and the trustee from holders of at least 25% in principal amount of the outstanding notes);

•	failure to perform or observe any of the other covenants in the indenture for 90 days after written notice to us from the trustee (or to us and the trustee from the holders of at least 25% in principal amount of the outstanding notes); or

•	certain events involving our bankruptcy, insolvency or reorganization relating to us.

     The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, make whole premium, if any, interest, or additional amounts, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

     If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, if any, accrued and unpaid interest, including additional amounts, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, if any, accrued and unpaid interest, including additional amounts, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, if any, interest, including additional amounts, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled, the acceleration may be rescinded and annulled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults. Upon any such acceleration, the subordination provisions of the indenture preclude any payment being made to holders of notes until the earlier of:

•	120 days or more after the date of such acceleration; and

•	the payment in full in cash of all senior indebtedness, but only if such payment is then otherwise permitted under the terms of the indenture. Please read “— Subordination of the Notes” above.

     Payments of principal, premium, if any, interest, or additional amounts, if any, on the notes that are not made when due will accrue interest from the required payment date at the annual rate of 1% above the then applicable interest rate for the notes.

     No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, or interest, or additional amounts, if any, on the notes, unless:

•	the holder has given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable security or indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes within 60 days of such notice; and

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

Modification and Waiver

     The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest, or additional amounts, if any, of any note;

•	reduce the principal amount of any note;

•	reduce any amount payable upon redemption or repurchase of any note;

•	adversely change our obligation to redeem any notes on a redemption date;

•	adversely change our obligation to repurchase any note at the option of the holder;

•	reduce the amount of the make whole premium or otherwise impair the right of a holder to receive the make whole premium due on any note;

•	adversely change our obligation to repurchase any note upon a designated event;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note or reduce the amount of cash, the number of shares of common stock or the amount of any other property receivable upon conversion;

•	reduce the quorum or voting requirements under the indenture; or

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture.

     We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

     The holders of a majority in aggregate principal amount of the notes at the time outstanding may waive any existing default and its consequences except:

•	any default in any payment of principal or interest with respect to the notes;

•	any default with respect to the conversion rights of the notes;

•	any default in the payment of the redemption price;

•	a default in the payment of the repurchase price (upon a repurchase at the option of a holder or a repurchase upon a designated event);

•	a default in the payment of the make whole premium when due; or

•	any default in respect of certain covenants or provisions in the indenture which may not be modified without the consent of the holder of each note as described above.

     Notwithstanding the foregoing, no amendment or modification of the indenture may occur that amends or modifies, or otherwise adversely affects the rights of the holders of senior indebtedness under the subordination provisions described above without the prior written consent of the holders of a majority in principal amount of such senior indebtedness (or such larger percentage of such holders as is required to approve any such amendment or modification under the terms of such senior indebtedness).

     When a default is waived, it is deemed cured and will cease to exist, but no such waiver will extend to any subsequent or other default.

Form, Denomination and Registration

     The notes will be issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and multiples of $1,000.

Global Note, Book-Entry Form

     We originally issued the notes in the form of global securities that were deposited with DTC and registered in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee. The notes sold under this prospectus will be represented by a new unrestricted global security.

     Beneficial interests in a global note may be held through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

     Beneficial interests in a global note held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

     We will pay interest, and additional amounts, if any, on and the redemption price and the repurchase price of, a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for conversion, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

     DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.

     DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time.

     We will issue notes in definitive certificated form only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Securities and Exchange Act of 1934, as amended, and a successor depositary is not appointed by us within 90 days;

•	an event of default will have occurred and the maturity of the notes will have been accelerated in accordance with the terms of the notes and any holder will have requested in writing the issuance of definitive certificated notes; or

•	we have determined in our sole discretion that notes will no longer be represented by global notes.

Registration Rights of the Note Holders

     We have entered into a registration rights agreement with the initial purchasers. We have filed a shelf registration statement of which this prospectus is a part, with the SEC covering resale of the registrable securities. We will use commercially reasonable efforts to keep the shelf registration statement effective until the date there are no longer any registrable securities.

     When we use the term “registrable securities” in this section, we are referring to the notes and the common stock, if any, issuable upon conversion of the notes until the earlier of:

•	the effective registration under the Securities Act and the resale of the registrable securities in accordance with the shelf registration statement;

•	the expiration of the holding period applicable to such securities under Rule 144(k) under the Securities Act or any successor provision or similar provisions then in effect; or

•	the date on which all registrable securities cease to be outstanding.

     We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period will not exceed:

•	45 days in any three-month period; or

•	an aggregate of 90 days in any 12-month period.

     We will pay predetermined additional amounts on any interest payment date if the prospectus included in the registration statement is unavailable for periods in excess of those permitted above on the notes, at an annual rate equal to 0.25% per annum of the aggregate principal amount of the notes outstanding for the first 45 days after the occurrence of such registration default and 0.50% per annum of the aggregate principal amount of the notes outstanding thereafter until such time as the holders of registrable securities are again able to make sales under the shelf registration statement, as applicable.

     If a holder converts notes on any date when we are required to pay additional amounts as a result of a default under the registration rights agreement as described above, the holder will not be entitled to receive additional amounts on such common stock, but the applicable conversion rate will instead be increased as described under “— Conversion of the Notes.”

     A holder who elects to sell registrable securities under the shelf registration statement will be required to:

•	be named as a selling shareholder in the related prospectus;

•	deliver a prospectus to purchasers; and

•	be subject to the applicable provisions of the registration rights agreement, including indemnification provisions.

     Under the registration rights agreement we will:

•	pay all expenses as set forth in the registration rights agreement with respect to the shelf registration statement;

•	provide each registered holder copies of the prospectus;

•	notify holders when the shelf registration statement has become effective; and

•	take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

     A form of notice and questionnaire, a copy of which can be obtained from us upon request, must be completed and delivered by a holder interested in selling its registrable securities under the shelf registration statement. In order to have been named as a selling noteholder or shareholder in the prospectus at the time of effectiveness of the shelf registration statement, you must have completed and delivered the questionnaire to us on or prior to the tenth business day before the effectiveness of the registration statement. Upon receipt of a completed questionnaire after that time, together with any other information we may reasonably request following the effectiveness, we will use commercially reasonable efforts to, within 20 business days of receipt, file any amendments to the shelf registration statement or supplements to the related prospectus as are necessary to add you as a holder under the shelf registration statement and permit you to deliver your prospectus to purchasers of registrable securities. We will pay the additional amounts described above to the holder if we fail to make the filing in the time required, or if such filing is a post-effective amendment to the shelf registration statement required to be declared effective under the Securities Act, if such amendment is not declared effective within 45 days of the filing. If you do not complete and deliver a questionnaire or provide the other information we may request, you will not be named as a selling shareholder in the prospectus and will not be permitted to sell your registrable securities under the shelf registration statement. This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

Information Concerning the Trustee

     We have appointed The Bank of New York, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may also provide other services to us in the ordinary course of their business. The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

Governing Law

     The notes and the indenture are governed by, and will be construed in accordance with, the laws of the State of New York.

DESCRIPTION OF THE CAPITAL STOCK

     Our authorized capital stock consists of

•	50,000,000 shares of common stock , $.01 par value per share, of which 20,605,087 shares are issued and outstanding as of January 10, 2005; and

•	1,000,000 shares of preferred stock, $1.00 par value per share, of which 600,000 shares have been designated as Series A Junior Participating Preferred Stock and the remaining 400,000 shares may be designated by the Board of Directors with such rights and preferences as they determine and of which no shares are issued and outstanding as of January 10, 2005.

     The following summary of certain provisions of our common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, our Restated Certificate of Incorporation and Amended and Restated By-Laws.

Common Stock

     Holders of common stock are entitled to one vote per share on any matter submitted to the vote of stockholders. Cumulative voting is prohibited in the election of our directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. The common stock is not redeemable, does not have any conversion rights and is not subject to call. If we are liquidated, dissolved or wound up, the holders of common stock will be entitled to a pro rata share in any distribution to stockholders, but only after satisfaction of all of our liabilities and of the prior rights of any outstanding shares of our preferred stock. Holders of shares of common stock have no preemptive rights to maintain their respective percentage of ownership in future offerings or sales of stock by us. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

     Under our Restated Certificate of Incorporation, our Board of Directors by resolution may establish one or more series of preferred stock having such number of shares, designations, relative voting rights, dividend rates, redemption rights, liquidation rights, sinking fund provisions, conversion rights and other rights, preferences and limitations as may be fixed by the Board of Directors without any further stockholder approval. The issuance of preferred stock, while providing desired flexibility in connection with possible acquisition and other corporate purposes, could adversely affect the voting power of holders of our common stock. It could also affect the likelihood that holders of common stock will receive dividend payments and payments upon liquidation.

Authorized but Unissued Capital Stock

     Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate acquisitions.

     One of the effects of the existence of unissued and unreserved common stock and preferred stock may be to enable our Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Rights Agreement

     In June 1998, our Board of Directors adopted a Rights Agreement and declared a dividend of one preferred stock purchase right, or a Right, for each outstanding share of our common stock for stockholders of record at the close of business on July 8, 1998. Each Right entitles the holder to purchase one one-hundredth (1/100th) of a share of our Series A Junior Participating Preferred Stock at a price of $62.50 per share upon certain events. Generally, if a person or entity acquires, or initiates a tender offer to acquire, at least 20% of our then-outstanding common stock, the Rights will become exercisable for common stock having a value equal to two times the exercise price of the Right, or effectively at one-half of our then-current stock price. The Rights are redeemable under certain circumstances at $0.005 per Right and will expire, unless earlier redeemed, on June 24, 2008.

The Delaware General Corporation Law

     We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, or the DGCL. Section 203 prohibits Delaware corporations from engaging in a wide range of specified transactions with any interested stockholder. An interested stockholder is any person, other than the corporation and any of its majority-owned subsidiaries, who owns 15% or more of any class or series of stock entitled to vote generally in the election of directors. Section 203 may tend to deter any potential unfriendly offers or other efforts to obtain control of us that are not approved by our board. This may deprive the stockholders of opportunities to sell shares of our common stock at prices higher than the prevailing market price.

Our Certificate of Incorporation and By-Laws

     Anti-Takeover Provisions. The provisions of our Restated Certificate of Incorporation and Amended and Restated By-Laws summarized in the succeeding paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder’s best interest, including attempts that might result in a premium over the market price for the shares held by stockholders.

     Our Restated Certificate of Incorporation provides that:

•	the Board of Directors be divided into three classes that are elected for staggered three-year terms;

•	stockholders may only remove a director for cause, and only by the affirmative vote of holders of not less than 80% of our outstanding voting stock;

•	unless otherwise directed by the Board of Directors, only the Board of Directors may fill vacancies so created;

•	stockholders may act only at an annual or special meeting of stockholders and may not act by written consent; and

•	meetings of stockholders can be called only by the Chief Executive Officer or a majority of the Board of Directors.

To be amended, these provisions require the affirmative vote of the holders of not less than 80% of our outstanding voting stock.

     Under our Restated Certificate of Incorporation, our Board of Directors by resolution may establish one or more series of preferred stock having such number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by the Board of Directors without any further stockholder approval. Such rights, preferences, powers and limitations as may be established could have the effect of impeding or discouraging the acquisition of control of us.

     Our Restated Certificate of Incorporation contains a “fair price” provision that requires the approval of holders of not less than 80% of the outstanding shares of our voting stock as a condition for mergers, consolidations and certain other business combinations, including management buyouts, involving us and any Interested Stockholder or affiliate of an Interested Stockholder. “Interested Stockholders” include holders of 10% or more of our outstanding voting stock. The 80% voting requirement is not applicable to a business combination between us and an Interested Stockholder if the proposed transaction is approved by a majority of directors unaffiliated with the Interested Stockholder or the following conditions are met:

•	the price per share to be paid to holders of any class of stock is at least as high as the higher of the following: (a) the highest price per share paid by the Interested Stockholder for any shares of such class of stock within the two-year period immediately prior to the first public announcement of the terms of a proposed business combination; or (b) the price paid for any share of such class of stock in the transaction in which the Interested Stockholder became an Interested Stockholder; or (c) the higher of the fair market value per share of such class of stock on the date the Interested Stockholder became an Interested Stockholder or the date of the first public announcement of the terms of a proposed business combination;

•	the consideration to be paid in the transaction for each class of stock is cash or the same form of consideration paid by the Interested Stockholder to acquire a majority of its holdings of such class of stock;

•	between the date of the acquisition by such Interested Stockholder and the transaction there has been no failure to declare and pay preferred stock dividends and no reduction in common stock dividends (except as approved by a majority of the unaffiliated directors), no further acquisition of voting stock by such holder and no benefit, direct or indirect, received by such holder through loans or other financial assistance from us or tax credits or other tax advantages provided by us; and

•	a proxy statement will have been mailed to stockholders of record at least 30 days prior to the consummation of the transaction for the purpose of soliciting stockholder approval of such transaction.

To be amended, these provisions require the affirmative vote of the holders of not less than 80% of our outstanding voting stock.

     Our Restated Certificate of Incorporation contains a provision that allows the Board of Directors to evaluate factors other than the price offered when considering a proposed acquisition of us. The Restated Certificate of Incorporation permits the Board of Directors to consider the social, legal and economic effects on our employees, suppliers, customers and the communities in which we operate. The Board of Directors can also consider any other factors it deems relevant, including not only the consideration offered in the proposed transaction relative to market price, but also our value in a freely negotiated transaction and in relation to the estimate by the Board of Directors of our future value as an independent entity. To be amended, this provision requires the affirmative vote of the holders of not less than two-thirds of our outstanding voting stock.

     Our Amended and Restated By-Laws establish advance notice procedures with regard to the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of our stockholders. These procedures provide that the notice of proposed stockholder nominations for the election of directors must be timely given in writing to the Secretary of the Company prior to the meeting at which directors are to be elected. To be timely, notice must be received at our principal executive offices not less than 75 days nor more than 85 days prior to the meeting (or if fewer than 75 days’ notice or prior public disclosure of the meeting date is given or made us, not later than the 10th day following the day on which the notice was mailed or such public disclosure was made). The procedures also provide that at an annual meeting, and subject to any other applicable requirements, only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board of Directors or by a stockholder who has given timely prior written notice to the Secretary of the Company of such stockholder’s intention to bring such business before the meeting. For such stockholder’s notice to be timely, notice must be delivered to or mailed and received at our principal executive offices not later than the date that corresponds to 120 days prior to the date our proxy statement was released to stockholders in connection with the previous year’s annual meeting of stockholders. Such notice must contain certain information specified in the Amended and Restated By-Laws. Our Amended and Restated By-Laws can be amended by our stockholders only upon the affirmative vote of the holders of not less than two-thirds of our outstanding voting stock.

     Liability of Directors; Indemnification. Our certificate of incorporation provides that a director will not be liable to us or our stockholders for acts or omissions as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Delaware statutory or decisional law. Our Amended and Restated By-Laws provide that each current or former director, officer or employee of ours, or each such person who is or was serving or who had agreed to serve another corporation, trust or other enterprise in any capacity at our request, will be indemnified by us to the full extent permitted by law for liability arising from such service. Our Amended and Restated By-Laws require us to advance expenses incurred in defending a civil or criminal action, suit or proceeding, so long as the person undertakes in writing to repay such amounts if it is ultimately determined that such person is not entitled to indemnification. In addition, our By-laws authorize us to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of ours, or each such person who was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against and incurred by such person in any such capacity, or arising out of his status as such, whether or not we would have the power or the obligation to indemnify him against such liability.

     Amendment. Our certificate of incorporation provides that the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class, is required to amend provisions of the certificate of incorporation relating to the prohibition of stockholder action without a meeting; the number, election and term of our directors; and the removal of directors. Our certificate of incorporation further provides that our by-laws may be amended by the Board or by the affirmative vote of the holders of at least two thirds of the outstanding shares of voting stock, voting together as a single class.

Dividend Policy

     We do not currently intend to pay dividends on our common stock in the foreseeable future and currently intend to retain any earnings for use in our business. Our board of directors will determine whether we will pay future dividends on our common stock. Any payment of cash dividends in the future will depend upon our financial condition, our capital requirements and earnings, any applicable contractual restrictions on our ability to pay dividends and such other factors our board may deem relevant. Our existing senior credit agreement limits our ability to pay dividends.

Registrar and Transfer Agent

     The registrar and transfer agent for our common stock is Computershare Investor Services, Inc.

Listing

     Our common stock is listed on the New York Stock Exchange under the symbol “NCS.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     General

     The following is a discussion of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the ownership and disposition of the common stock into which the notes may be converted. This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), final and temporary Treasury regulations, rulings and judicial decisions now in effect, all of which are subject to change or differing interpretations possibly with retroactive effect. In such event, the U.S. federal income tax consequences of purchasing, owning or disposing of the notes, or the common stock acquired upon conversion of the notes, could differ from those described in this discussion. We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the conclusions reached in the following discussion, and there can be no assurance that the IRS will not challenge one or more of the conclusions described herein.

     This discussion is limited to holders who hold the notes and common stock into which the notes may be converted as capital assets and who acquire the notes from a selling securityholder as described under “Selling Securityholders” under an offering of such notes under this prospectus in the first sale of such notes by such selling securityholder after the notes are first registered with the SEC. This discussion does not address tax considerations applicable to a holder’s particular circumstances, including holders who sell short our common stock in negotiated transactions with us, or to holders that may be subject to special tax rules, such as banks or other financial institutions, holders subject to the alternative minimum tax, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, and persons holding through such entities, tax-exempt organizations, insurance companies, regulated investment companies, dealers in securities, traders in securities that elect to use the mark-to-market method of accounting, dealers in commodities or currencies, U.S. Holders whose “functional currency” is not the U.S. dollar, holders that will hold the notes as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes or persons deemed to sell the notes or the common stock under the constructive sale provisions of the Code.

     As used herein, the term “U.S. Holder” means a beneficial owner of the notes and common stock that is for U.S. federal income tax purposes:

•	a citizen or resident of the U.S. (including certain former citizens and former long-term residents);

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of the source of such income; or

•	a trust, if (a) the administration of the trust is subject to the primary supervision of a U.S. court and the trust has one or more U.S. persons with authority to control all substantial decisions or (b) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

     Persons other than U.S. Holders (“Non-U.S. Holders”) are subject to special U.S. federal income tax considerations, some of which are discussed below.

     This discussion does not consider the effect of the U.S. federal estate, gift, or excise tax laws or the tax laws of any applicable foreign, state, local or other jurisdiction.

     Persons considering the purchase of notes should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the federal estate, gift, or excise tax rules or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

     U.S. Holders

Taxation of Interest

     Based on the discussion and assumptions described below, payments of interest on a note will be includible in a U.S. Holder’s income as ordinary interest income when paid or accrued in accordance with the U.S. Holder’s regular method of accounting for federal income tax purposes.

     We may be required to pay additional amounts on the notes if we fail to comply with our obligations under the registration rights agreement. Please read “Description of the Notes — Form, Denomination and Registration — Registration Rights of the Note Holders.” We may also be required to pay a make whole premium upon certain designated events. Please read “Description of the Notes — Determination of the Make Whole Premium.” Unless it is significantly more likely than not that neither the additional payments nor the make whole premium will be paid, the notes will be subject to the rules applicable to contingent payment debt instruments. In such case, U.S. Holders will be required to treat any gain recognized on the sale or other disposition of the notes (including any gain realized upon conversion of the notes) as ordinary income rather than as capital gain. Furthermore, U.S. Holders would be required to accrue interest income on a comparable yield basis, which will mean that the amount of interest income required to be included in income by the holders for each year will be in excess of the stated interest on the notes. We believe (and this discussion assumes) that it is significantly more likely than not that neither the additional payments nor the make whole premium will be paid, and, therefore, that the notes are not subject to the rules applicable to contingent payment debt instruments. Based on the foregoing, any additional payments and make whole premium will be includible in a U.S. Holder’s income as ordinary income when paid or accrued in accordance with the U.S. Holder’s regular method of accounting for federal income tax purposes. Persons considering the purchase of the notes should consult their own tax advisors with respect to the potential application of the contingent payment debt rules.

Market Discount

     If a U.S. Holder purchases a note for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as market discount for federal income tax purposes, unless this difference is less than a specified de minimis amount.

     A U.S. Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of a note as ordinary income to the extent of the market discount accrued on the note at the time of the payment or disposition unless this market discount has been previously included in income by the U.S. Holder pursuant to an election by the U.S. Holder to include market discount in income as it accrues. If the note is disposed of in certain nontaxable transactions (not including its conversion into common stock), accrued market discount will be includible as ordinary income to the Holder as if such Holder had sold the note in a taxable transaction at its then fair market value. In addition, the Holder may be required to defer, until the maturity of the note or its earlier disposition (including certain nontaxable transactions, but not including its conversion into common stock), the deduction of a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such note.

     Upon conversion of a note acquired at market discount, any market discount not previously included in income (including as a result of the conversion) will carryover to the common stock received. Any such market discount that is carried over to common stock received upon conversion will be taxable as ordinary income upon the sale, exchange or other disposition of the common stock.

Acquisition Premium and Amortizable Bond Premium

     If a U.S. Holder’s tax basis in a note, immediately after the purchase, is greater than the stated redemption price at maturity of the note, the Holder will be considered to have purchased the note with amortizable bond premium. In general, amortizable bond premium with respect to any note will be equal in amount to the excess, if any, of the tax basis (reduced as set forth in the following sentence) over the stated redemption price at maturity of the note. For this purpose only, a holder’s tax basis in a note is reduced by an amount equal to the value of the option to convert the note into common stock; the value of this conversion option may be determined under any reasonable method. The U.S. Holder may elect to amortize this bond premium, using a constant yield method, over the remaining term of the note. A U.S. Holder may generally use the amortizable bond premium allocable to an accrual period to offset interest required to be included in such Holder’s income with respect to the note in that accrual period. A U.S. Holder who elects to amortize bond premium must reduce its tax basis in the note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. Holder and may be revoked only with the consent of the IRS.

Sale, Exchange, Redemption or Repurchase of the Notes

     Upon the sale, exchange (other than a conversion), redemption or repurchase of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between (1) the amount of cash proceeds and the fair market value of any property received on the sale, exchange, redemption or repurchase (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income) and (2) such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such U.S. Holder decreased by the amount of any payments (other than interest) received by such U.S. Holder. Subject to the discussion above concerning market discount, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period in the note is more than one year at the time of sale, exchange, redemption or repurchase. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, will generally be subject to tax rates lower than the rates applicable to ordinary income. The deductibility of capital losses is subject to limitations. U.S. Holders of notes should consult their tax advisors regarding the treatment of capital gains and losses.

Conversion of the Notes

     If a U.S. Holder surrenders a note for conversion and we deliver a combination of shares of common stock and cash, the tax treatment of the U.S. Holder is uncertain. Assuming the note is a “security” for U.S. federal income tax purposes and the conversion is treated as a recapitalization within the meaning of Section 368(a)(1)(E) of the Code, a U.S. Holder would be required to recognize any gain (but not loss) realized, but only to the extent such gain does not exceed the amount of cash received (other than any cash received in lieu of a fractional share or attributable to accrued but unpaid interest, as discussed below). Such gain should be long-term capital gain if the U.S. Holder held the note for more than one year at the time of the conversion. Furthermore, a U.S. Holder’s basis in the common stock received in the conversion (excluding any shares of common stock attributable to accrued but unpaid interest) would be equal to such U.S. Holder’s adjusted tax basis in the note, reduced by any cash received in the conversion (other than any cash received in lieu of a fractional share or attributable to accrued but unpaid interest) and increased by the amount of any gain recognized on the conversion (other than gain with respect to a fractional share). Alternatively, if the conversion is not treated as a recapitalization, but rather as a sale of a portion of a note for cash, a U.S. Holder may be required to recognize gain as described above under “—Sale, Exchange, Redemption or Repurchase of the Notes.” In such case, a U.S. Holder’s basis in the note would be allocated pro rata between the common stock received (including any fractional share treated as received) and the portion of the note that is treated as sold for cash (and in both cases excluding any amounts attributable to accrued and unpaid interest). U.S. Holders should consult their tax advisors regarding the proper treatment to them of the receipt of a combination of cash and common stock upon a conversion of the notes, which may be different than the alternative tax treatments described above.

     If, upon conversion of a note, cash is received in lieu of a fractional share, the amount of gain or loss recognized by a U.S. Holder will be equal to the difference between the amount of cash received in respect of the fractional share and the portion of the U.S. Holder’s adjusted tax basis in the note allocable to the fractional share.

     The amount of any cash and the fair market value of any common stock received by the U.S. Holder that is attributable to accrued but unpaid interest not previously included in income will be taxable to the U.S. Holder as ordinary income. A U.S. Holder’s tax basis in any such shares of common stock will equal such accrued interest and the holding period will begin on the day following the conversion.

     The holding period for any common stock received upon conversion (excluding any common stock received that is attributable to accrued but unpaid interest) will include the holding period for the note.

Dividends

     Distributions, if any, made on the common stock received upon conversion generally will be treated as a dividend, taxable to the U.S. Holder as ordinary income, to the extent of our current or accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder’s basis in the common stock and thereafter as capital gain. In the case of non-corporate U.S. Holders, the federal income tax rate applicable to dividends received in years beginning prior to 2009 may be lower than the rate applicable to other categories of ordinary income if certain conditions are met. A dividend distribution to certain corporate U.S. Holders may qualify for a dividends received deduction. U.S. Holders should consult their tax advisors regarding the treatment of any distributions received on the common stock.

Constructive Dividends

     The conversion rate of the notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury regulations issued thereunder may treat the U.S. Holder of the notes as having received a constructive distribution, resulting in ordinary income characterized as a dividend (subject to a possible dividends-received deduction in the case of certain corporate U.S. Holders) to the extent of our current and accumulated earnings and profits. This will occur if and to the extent that certain adjustments in the conversion rate (for example, an adjustment to reflect a taxable dividend to holders of common stock) increase the proportionate interest of a U.S. Holder of the notes in the fully diluted common stock, whether or not such U.S. Holder ever exercises its conversion privilege. Similarly, a failure to adjust the conversion rate of the notes to reflect a stock dividend or similar event could give rise to constructive dividend income to U.S. Holders of our common stock in certain circumstances. In the case of any such constructive dividend distribution, a U.S. Holder may recognize income even though such U.S. Holder does not receive any cash or property as a result of the conversion rate adjustment. Generally, a U.S. Holder’s basis in a note will be increased by the amount of any constructive dividend. Certain adjustments to the conversion rate, made under a bona fide, reasonable adjustment formula which has the effect of preventing dilution of the interests of the holders of the notes, however, generally will not be considered to result in a constructive dividend.

Sale or Exchange of Common Stock

     Upon the sale or exchange of common stock, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property received upon the sale or exchange and (2) such U.S. Holder’s adjusted tax basis in the common stock. Subject to the discussion above concerning market discount, such gain or loss will be capital and will be long-term capital gain or loss if the U.S. Holder’s holding period in common stock is more than one year at the time of the sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. Holders will generally be subject to tax rates lower than the rates applicable to ordinary income. A U.S. Holder’s basis and holding period in common stock received upon conversion of a note are determined as discussed above under “—Conversion of the Notes.” The deductibility of capital losses is subject to limitations. U.S. Holders should consult their tax advisors regarding treatment of capital gains and losses.

     Non-U.S. Holders

Taxation of Interest

     In general, subject to the discussion below concerning backup withholding, payments of interest on the notes by us or any paying agent to a beneficial owner of a note that is a Non-U.S. Holder will not be subject to the 30% U.S. withholding tax discussed below, provided that the Non-U.S. Holder:

•	does not own, actually or constructively, 10% or more of the total combined voting power of all of our classes of stock entitled to vote;

•	is not a “controlled foreign corporation” that is, directly or indirectly, related to us;

•	is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

•	meets the certification requirements described below.

     Interest on notes not excluded from U.S. withholding tax as described above generally will be subject to U.S. withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax and the Non-U.S. Holder meets the certification requirements described below.

     To satisfy the certification requirements referred to above either (1) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is not a U.S. person and must provide such owner’s name and address, and U.S. taxpayer identification number, if any, or (2) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business, and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that the certificate referred to in (1) above has been received from the beneficial owner and must furnish the payor with a copy thereof. Such requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8BEN or successor form, under penalties of perjury, that it is not a U.S. person and provides its name and address or a financial institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof).

     If a Non-U.S. Holder of a note is engaged in a trade or business in the U.S. and if interest on the note is effectively connected with the conduct of that trade or business, the Non-U.S. Holder will generally be subject to U.S. federal income tax on such interest on a net income basis in the same manner as if it were a U.S. Holder. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the Non-U.S. Holder’s country of residence, any “effectively connected” income or gain will generally be subject to U.S. federal income tax on a net income basis only if it is also attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States. Payments of interest that are effectively connected with a U.S. trade or business or, as applicable, attributable to a U.S. permanent establishment, and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30% withholding tax discussed above. To claim this exemption from withholding, the Non-U.S. Holder must provide us with a properly executed IRS Form W-8ECI or successor form, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Conversion of the Notes

     Except as set forth herein, a Non-U.S. Holder will not recognize gain upon the conversion of a note. The amount of any cash and the fair market value of any common stock received by a Non-U.S. Holder that is attributable to accrued but unpaid interest will be treated as described above under “—Taxation of Interest.” To the extent a Non-U.S. Holder receives cash upon conversion of a note, such cash may give rise to gain that would be subject to the rules described under “—Sale, Exchange, Redemption or Repurchase of the Notes or Common Stock” below.

Dividends

     Distributions on common stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits. Dividends paid on common stock held by a Non-U.S. Holder generally will be subject to U.S. withholding tax at a rate of 30% (or such lower rate provided by an applicable treaty). In order to obtain a reduced rate of withholding on dividends, a Non-U.S. Holder will be required to provide an IRS Form W-BEN or successor form certifying its entitlement to benefits under a treaty. If the dividend is effectively connected with the conduct of a U.S. trade or business by the Non-U.S. Holder and, if required by a tax treaty, is attributable to a permanent establishment maintained in the United States, the dividend will not be subject to withholding tax, but will be subject to U.S. federal income tax on a net income basis in the same manner that applies to U.S. Holders generally, provided the Non-U.S. Holder provides a Form W-8ECI or successor form as discussed above. A non-U.S. corporation receiving effectively connected dividends also may be subject to an additional branch profits tax at a rate of 30% (or such lower rate provided by an applicable treaty).

Constructive Dividends

     The conversion rate of the notes is subject to adjustment under certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to Non-U.S. Holders of the notes. Please read “—U.S. Holders—Constructive Dividends” above. In such case, the deemed distribution would be subject to the rules described above regarding withholding of U.S. federal income tax on dividends in respect of common stock. It is possible that any withholding tax on the constructive dividend would be withheld from interest paid to Non-U.S. Holders of the notes. Non-U.S. Holders who are subject to withholding tax in this circumstance should consult their own tax advisor regarding a refund of all or a part of the withholding tax.

Sale, Exchange, Redemption or Repurchase of the Notes or Common Stock

     If a Non-U.S. Holder requires us to repurchase a note or we redeem a note of a Non-U.S. Holder, any cash received by such Non-U.S. Holder attributable to accrued but unpaid interest not previously included in income of the Non-U.S. Holder will be subject to the rules described under “—Taxation of Interest.”

     Except as set forth under “—Conversion of the Notes” above, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, redemption, repurchase or other disposition of a note or the sale or exchange of common stock unless:

     (1) the gain is effectively connected with a U.S. trade or business of the Non-U.S. Holder;

     (2) in the case of a Non-U.S. Holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other conditions are met;

     (3) the Non-U.S. Holder is subject to Code provisions applicable to certain U.S. expatriates; or

     (4) we are characterized as a United States real property holding corporation and the Non-U.S. Holder does not qualify for certain exemptions.

     If a Non-U.S. Holder falls under clause (1) above, such Non-U.S. Holder generally will be taxed on the net gain derived from the sale in the same manner as a U.S. Holder. If a Non-U.S. Holder that is a foreign corporation falls under clause (1), it generally will be taxed on the net gain derived from a sale in the same manner as a U.S. Holder and, in addition, may be subject to branch profits tax on its effectively connected earnings and profits (subject to certain adjustments) at a 30% rate (or such lower rate provided by an applicable treaty). If an individual Non-U.S. Holder falls under clause (2) above, such Non-U.S. Holder generally will be subject to a 30% tax on the gain derived from the sale, which may be offset by certain U.S. capital losses (notwithstanding the fact that such individual is not considered a resident of the United States). Individual Non-U.S. Holders who have spent (or expect to spend) 183 days or more in the United States in the taxable year in which they contemplate a disposition of notes or common stock are urged to consult their tax advisors as to the tax consequences of such disposition. We are not, and do not anticipate becoming, a U.S. real property holding corporation.

Backup Withholding and Information Reporting

     The Code and the Treasury Regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by backup withholding rules. These rules require payors to withhold tax from payments subject to information reporting if the recipient fails to provide the recipient’s taxpayer identification number to the payor, furnishes an incorrect taxpayer identification number or repeatedly fails to report interest or dividends on the recipient’s returns. The backup withholding rate is currently 28%. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

     Payments of interest or dividends to non-corporate U.S. Holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the U.S. Holder provides us or our paying agent with a correct taxpayer identification number and complies with certain certification procedures.

     Payments made to U.S. Holders by a broker upon a sale of notes or common stock generally will be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

     Backup withholding will not apply to payments of interest and dividends to a Non-U.S. Holder who certifies its non-U.S. status by providing an IRS Form W-8BEN or other appropriate form to us or our paying agent, unless the payor knows or has reason to know that the Non-U.S. Holder is not entitled to an exemption from backup withholding. The certification procedures required to claim an exemption from withholding tax on interest described under “—Non-U.S. Holders—Taxation of Interest” will satisfy the certification requirements necessary to exempt the Non-U.S. Holder from backup withholding as well. Information reporting generally will not apply to payments of dividends and interest to a Non-U.S. Holder.

     Payments made to a Non-U.S. Holder upon a sale of notes or common stock to or through the U.S. office of any broker, domestic or foreign, will be subject to information reporting and backup withholding unless such Non-U.S. Holder certifies as to its non-U.S. status as described above or otherwise establishes an exemption, and the broker does not have actual knowledge that such Non-U.S. Holder is a U.S. person or that the conditions of an exemption are not in fact satisfied. Payments made to a Non-U.S. Holder upon a sale of notes or common stock to or through a foreign office of a U.S. broker will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files that such Non-U.S. Holder is not a U.S. person and the broker has no knowledge to the contrary or such Non-U.S. Holder otherwise establishes an exemption. If the sale is made through a foreign office of a foreign broker, the sale generally will not be subject to either information reporting or backup withholding. This exemption may not apply, however, if the foreign broker is owned or controlled by U.S. persons or engaged in a U.S. trade or business.

     Copies of any information returns filed with the IRS may be made available by the IRS, under the provisions of a specific treaty or agreement, to the taxing authorities of the country in which the Non-U.S. Holder resides or is organized.

     Any amounts withheld from a payment to a U.S. Holder or a Non-U.S. Holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the U.S. Holder or Non-U.S. Holder and may entitle the U.S. Holder or Non-U.S. Holder to a refund, provided the required information is furnished to the IRS.

     The preceding discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective investor should consult its own tax advisor as to the particular U.S. federal, state and local tax consequences of purchasing, holding and disposing of the notes and holding or disposing of our common stock into which the notes may be converted. Tax advisors should also be consulted as to the U.S. estate, gift, and excise tax consequences and the foreign tax consequences of purchasing, holding or disposing of our notes and holding or disposing of our common stock, as well as the consequences of any proposed change in applicable laws.

SELLING SECURITYHOLDERS

     The notes were originally issued by us and sold to UBS Securities LLC and Wachovia Capital Markets, LLC who acted as joint book-runners and initial purchasers in the offering. The notes were resold by the initial purchasers in transactions exempt from the registration requirements of the Securities Act of 1933 to persons reasonably believed by the initial purchasers to be “qualified institutional buyers,” as defined by Rule 144A under the Securities Act of 1933. The selling securityholders, including their transferees, pledgees, donees, assignees or successors, may from time to time offer and sell under this prospectus any or all of the notes listed below and the shares of common stock issued upon conversion of the notes.

     The following table sets forth recent information about the principal amount of notes beneficially owned by each selling securityholder and the maximum number of shares of common stock issuable upon conversion (without giving effect to the net share settlement feature) of those notes that may be offered from time to time under this prospectus. Certain selling securityholders may be deemed to be “underwriters” as defined in the Securities Act of 1933. Any profits realized by the selling securityholders may be deemed to be underwriting commissions.

     The number of shares of common stock issuable upon conversion of the notes is not known at this time because upon conversion holders of the notes will receive a conversion value up to the full principal amount of the notes in cash. Shares will only be issuable upon conversion to the extent that the conversion value exceeds the principal amount of the notes. This conversion rate is subject to adjustment as described under “Description of the Notes – Conversion of the Notes – Conversion Rate Adjustments.” Accordingly, the number of shares of common stock issuable upon conversion of the notes, if any, may increase or decrease from time to time. Under the terms of the indenture, upon conversion cash will be issued up to the full principal amount of the notes and shares will be issued for any value in excess of the principal amount. Fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.

     The table below has been prepared based upon the information furnished to us by the selling securityholders as of April 22, 2005. The selling securityholders identified below may have sold, transferred or otherwise disposed of some or all of their notes since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act of 1933. Information concerning the selling securityholders may change from time to time and, if necessary, we will supplement this prospectus accordingly. We cannot give an estimate as to the amount of the notes or common stock issuable upon conversion thereof that will be held by the selling securityholders upon the termination of this offering because the selling securityholders may offer some or all of their notes or common stock under the offering contemplated by this prospectus. The total principal amount at maturity of notes that may be sold hereunder will not exceed the $180,000,000 we issued. Please read “Plan of Distribution.”

     To our knowledge, other than their ownership of the securities described below, none of the selling holders has, or has had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates.

	Principal Amount of		Number of Shares	Percentage of
	Notes Beneficially	Percentage of	of Common Stock	Common	Natural Person(s) with
	Owned That May	Notes	That	Stock	dispositive voting or
Name	Be Sold	Outstanding	May Be Sold(1)	Outstanding(2)	investment control

					Michael Rosen and
AHFP Context	$125,000	*	3,114.01	*	Bill Fertig

Alexandra Global					Mikhail A. Filimohov
Master Fund Ltd	$3,000,000	1.67%	74,736.30	*	and Dimitri Sogoloff

American Beacon Funds	$285,000	*	7,099.95	*	Nick Calamos

Aventis Pension Master Trust	$325,000	*	8,096.43	*	Nick Calamos

Bank Austria Cayman Islands, Ltd	$1,500,000	*	37,368.15	*	Alex Adair

BNP Paribas Arbitrage (3)	$4,500,000	2.50%	112,104.45	*	Mike Cohen

BNP Paribas Equity Strategies, SNC (3)	$508,000	*	12,655.35	*	Christian Menestrier

Boilermakers- Blacksmith Pension Trust	$2,200,000	1.22%	54,806.62	*	Nick Calamos

	Principal Amount of		Number of Shares	Percentage of
	Notes Beneficially	Percentage of	of Common Stock	Common	Natural Person(s) with
	Owned That May	Notes	That	Stock	dispositive voting or
Name	Be Sold	Outstanding	May Be Sold(1)	Outstanding(2)	investment control

BP Amoco PLC Master Trust	$557,000	*	13,876.04	*	John Gottfurcht, George Douglas, and Amy Jo Gottfurcht

BTOP Multi Strategy Master Portfolio Ltd	$1,350,000	*	33,631.34	*	Eric Lobben

Celebrity IAM Ltd.	$3,000,000	1.67%	74,736.30	*	Deepak Gulrajani

CEMEX Pension Plan	$150,000	*	3,736.82	*	Nick Calamos

City of Knoxville Pension System	$330,000	*	8,220.99	*	Nick Calamos

CNHCA Master Account, LP	$1,500,000	*	37,368.15	*	Robert Krail, Mark Mitchell, and Todd Pulvino

Context Convertible Arbitrage					Michael Rosen and
Fund, LP	$1,400,000	*	34,876.94	*	Bill Fertig

Context Convertible Arbitrage					Michael Rosen and
Offshore, Ltd.	$3,775,000	2.10%	94,043.18	*	Bill Fertig

CooperNeff Convertible Strategies (Cayman) Master Fund, LP	$260,000	*	6,477.15	*	Christian Menestrier

Delta Airlines Master Trust	$1,250,000	*	31,140.13	*	Nick Calamos

Delta Pilots Disability and Survivorship Trust	$450,000	*	11,210.45	*	Nick Calamos

Descartes Offshore Ltd.	$5,600,000	3.11%	139,507.76	*	Deepak Gulrajani

Descartes Partners L.P.	$1,400,000	*	34,876.94	*	Deepak Gulrajani

Dorinco Reinsurance Company	$950,000	*	23,666.50	*	Nick Calamos

Fore Convertible Master Fund, Ltd	$25,000,000	13.89%	622,802.50	2.91%	David Egglishaw

Fore ERISA Fund, Ltd.	$6,000,000	3.33%	149,472.60	*	David Egglishaw

Fore Multi Strategy Master Fund, Ltd.	$8,000,000	4.44%	199,296.80	*	David Egglishaw

Grace Convertible Arbitrage					Bradford Whitmore
Fund, Ltd.	$6,500,000	3.61%	161,928.65	*	and Michael Brailov

Guggenheim Portfolio Company
VIII (Cayman) Ltd (3)	$6,000,000	3.33%	149,472.60	*	Matthew Li

Highbridge International LLC (3)	$16,500,000	9.17%	411,049.65	1.94%	Glenn Dubin and Henry Sweica

					John Gottfurcht,
Hotel Union & Hotel Industry of					George Douglas, and
Hawaii Pension Plan	$95,000	*	2,366.65	*	Amy Jo Gottfurcht

Institutional Benchmarks Master					John Gottfurcht,
Fund L.P. c/o SSI Investment					George Douglas, and
Management	$892,000	*	22,221.59	*	Amy Jo Gottfurcht

Kettering Medical Center Funded
Depreciation Account	$115,000	*	2,864.89	*	Nick Calamos

Knoxville Utilities Board
Retirement System	$150,000	*	3,736.82	*	Nick Calamos

Louisiana Workers’ Compensation #2	$135,000	*	3,363.13	*	Nick Calamos

Louisiana Workers’ Compensation Corporation	$425,000	*	10,587.64	*	Nick Calamos

					Michael Rosen and
Lyxor/Context Fund Ltd. (3)	$800,000	*	19,929.68	*	Bill Fertig

	Principal Amount of		Number of Shares	Percentage of
	Notes Beneficially	Percentage of	of Common Stock	Common	Natural Person(s) with
	Owned That May	Notes	That	Stock	dispositive voting or
Name	Be Sold	Outstanding	May Be Sold(1)	Outstanding(2)	investment control

Lyxor/Convertible Arbitrage Fund Limited	$69,000	*	1,718.93	*	Christian Menestrier

Macomb County Employees’
Retirement System	$350,000	*	8,719.24	*	Nick Calamos

Man Mac I Limited	$11,000,000	6.11%	274,033.10	1.30%	Michael Collins

McMahan Securities Co. L.P. (4)	$500,000	*	12,456.05	*	Norman Ziegler

MLQA Convertible Securities Arbitrage Ltd. (3)	$3,000,000	1.67%	74,736.30	*	MLIM LLC (5)

National Bank of Canada (3)	$500,000	*	12,456.05	*	Michael Rosen and Bill Fertig

Newport Alternative Income Fund	$500,000	*	12,456.05	*	Louise Morwick and Bryn Joynt

Oakwood Assurance Company Ltd.	$55,000	*	1,370.17	*	Nick Calamos

Oakwood Healthcare Inc. Endowment A & D	$9,000	*	224.21	*	Nick Calamos

Oakwood Healthcare Inc. Funded Depreciation	$95,000	*	2,366.65	*	Nick Calamos

Oakwood Healthcare Inc. OHP	$11,000	*	274.03	*	Nick Calamos

Oakwood Healthcare Inc. Pension	$175,000	*	4,359.62	*	Nick Calamos

Pebble Limited Partnership	$1,000,000	*	24,912.10	*	Louise Morwick and Bryn Joynt

Polaris Vega Fund L.P.	$7,700,000	4.28%	191,823.17	*	Gregory R. Levinson

Port Authority of Allegheny County Consolidated Trust Fund	$60,000	*	1,494.73	*	Nick Calamos

Port Authority of Allegheny County Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union	$750,000	*	18,684.08	*	Nick Calamos

Prisma Foundation	$190,000	*	4,733.30	*	Nick Calamos

Pyramid Equity Strategies Fund	$150,000	*	3,736.82	*	Eric Lobben

Radcliffe SPC, for and on behalf of the Class A Convertible Crossover Segregared Portfolio	$1,750,000	*	43,596.18	*	(6)

Ramius Master Fund, Ltd (3)	$3,150,000	1.75%	78,473.12	*	Alex Adair

RCG Latitude Master Fund, Ltd (3)	$2,100,000	1.17%	52,315.41	*	Alex Adair

RCG Multi Strategy Master Fund, Ltd (3)	$750,000	*	18,684.08	*	Alex Adair

Royal Bank of Canada (Norshield) (3)	$400,000	*	9,964.84	*	Michael Rosen and Bill Fertig

Sage Capital Management, LLC	$2,000,000	1.11%	49,824.20	*	Peter deLisser

SCI Endowment Care Common Trust Fund- National Fiduciary Services	$180,000	*	4,484.18	*	Nick Calamos

SCI Endowment Care Common Trust Fund- Suntrust Bank	$100,000	*	2,491.21	*	Nick Calamos

SCI Endowment Care Common Trust Fund- Wachovia	$45,000	*	1,121.04	*	Nick Calamos

	Principal Amount of		Number of Shares	Percentage of
	Notes Beneficially	Percentage of	of Common Stock	Common	Natural Person(s) with
	Owned That May	Notes	That	Stock	dispositive voting or
Name	Be Sold	Outstanding	May Be Sold(1)	Outstanding(2)	investment control

Silvercreek II Limited	$1,330,000	*	33,133.09	*	Louise Morwick and Bryn Joynt

Silvercreek Limited Partnership	$1,670,000	*	41,603.21	*	Louise Morwick and Bryn Joynt

Singlehedge US Convertible Arbitrage Fund	$75,000	*	1,868.41	*	Christian Menestrier
					John Gottfurcht,
Sphinx Convertible Arb Fund SPC c/o SSI Investment Management	$582,000	*	14,498.84	*	George Douglas, and Amy Jo Gottfurcht

SPT	$2,150,000	1.19%	53,561.02	*	Nick Calamos

SSI Hedged Convertible Market Neutral L.P.	$390,000	*	9,715.72	*	John Gottfurcht, George Douglas, and Amy Jo Gottfurcht

Sturgeon Limited	$88,000	*	2,192.26	*	Christian Menestrier

Sunrise Partners Limited Partnership (3) (7)	$1,500,000	*	37,368.15	*	S. Donald Sussman

The California Wellness Foundation	$500,000	*	12,456.05	*	Nick Calamos

					John Gottfurcht,
The City of Southfield Fire & Police Retirement System	$22,000	*	548.07	*	George Douglas, and Amy Jo Gottfurcht

The Cockrell Foundation	$85,000	*	2,117.53	*	Nick Calamos

The Consulting Group Capital Markets Fund c/o SSI Investment Management	$150,000	*	3,736.82	*	John Gottfurcht, George Douglas, and Amy Jo Gottfurcht

The Dow Chemical Company Employees’ Retirement Plan	$2,500,000	1.39%	62,280.25	*	Nick Calamos

The Estate of James Campbell 03394	$56,000	*	1,395.08	*	John Gottfurcht, George Douglas, and Amy Jo Gottfurcht

The Estate of James Campbell 08968	$34,000	*	847.01	*	John Gottfurcht, George Douglas, and Amy Jo Gottfurcht

The Estate of James Campbell 11222	$457,000	*	11,384.83	*	John Gottfurcht, George Douglas, and Amy Jo Gottfurcht

The Fondren Foundation	$80,000	*	1,992.97	*	Nick Calamos

Union Carbide Retirement Account	$1,300,000	*	32,385.73	*	Nick Calamos

United Food and Commercial Workers Local 1262 and Employees Pension Fund	$760,000	*	18,933.20	*	Nick Calamos

Univar USA Inc. Retirement Plan	$415,000	*	10,338.52	*	Nick Calamos

Univest Convertible Arbitrage Fund II Ltd (Norshield)	$250,000	*	6,228.03	*	Michael Rosen and Bill Fertig

Viacom Inc. Pension Plan Master Trust	$15,000	*	373.68	*	John Gottfurcht, George Douglas, and Amy Jo Gottfurcht

	Principal Amount of		Number of Shares	Percentage of
	Notes Beneficially	Percentage of	of Common Stock	Common	Natural Person(s) with
	Owned That May	Notes	That	Stock	dispositive voting or
Name	Be Sold	Outstanding	May Be Sold(1)	Outstanding(2)	investment control

Wachovia Capital Markets LLC (4)	$425,000	*	10,587.64	*	Wachovia Corporation

Waterstone Market Neutral MAC 51, Ltd.	$194,000	*	4,832.95	*	Shawn Bergerson

Waterstone Market Neutral Master Fund, Ltd.	$2,656,000	1.48%	66,166.54	*	Shawn Bergerson

Xavex Convertible Arbitrage 5 Fund	$500,000	*	12,456.05	*	Alex Adair

Any other holder of notes or future transferee from any such holder (8) (9)	$20,200,000	11.22%	503,224.42	2.36%

*	Less than 1%.

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 24.9121 shares of common stock per $1,000 principal amount of notes. Because securityholders will, upon conversion, receive cash and not shares up to the full principal amount of the notes, the share numbers in this column are indicative of value only and not actual shares issuable. We have, nevertheless, registered the maximum number of shares issuable upon conversion as well as, pursuant to Rule 416 under the Securities Act of 1933, any additional shares issuable pursuant to the terms of the notes to prevent dilution upon a stock split, stock dividend, recapitalization or similar event.

(2)	Calculated in accordance with Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended, using 20,805,146 shares of common stock outstanding as of March 8, 2005. In calculating this amount for each holder, we treated as outstanding the maximum number of shares of our common stock issuable upon conversion of all of that holder’s notes (without giving effect to the net share settlement feature), but we did not assume conversion of any other holder’s notes.

(3)	This selling securityholder has advised us that it is an affiliate of a registered broker-dealer; it purchased the securities to be resold in the ordinary course of business; and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(4)	This selling securityholder has advised us that it is a registered broker-dealer and accordingly is an underwriter with respect to the securities. Please see “Plan of Distribution” for required disclosure regarding this selling securityholder.

(5)	MLQA Convertible Securities Arbitrage Ltd. is controlled by MLIM LLC, a Delaware limited liability company whose sole member is Merrill Lynch Investment Managers, L.P., which is ultimately owned and controlled by Merrill Lynch Co., Inc.

(6)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe, SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

(7)	Sunrise Partners Limited Partnership is also a beneficial owner of 95 shares of common stock.

(8)	Information concerning other selling securityholders of notes or underlying common stock will be set forth in post-effective amendments from time to time, if required.

(9)	Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders do not beneficially own any common stock other than our common stock issuable upon conversion of the notes at the initial conversion rate.

PLAN OF DISTRIBUTION

     We are registering the notes and the common stock covered by this prospectus to permit holders to conduct public secondary trading of these securities from time to time after the date of this prospectus. Under the Registration Rights Agreement we entered into with the initial purchasers, we agreed to, among other things, bear all expenses, other than underwriting discounts, selling commissions and transfer taxes, in connection with the registration and sale of the notes and the common stock covered by this prospectus. We will not receive any of the proceeds of the sale of the notes and the common stock offered by this prospectus. The aggregate proceeds to the selling securityholders from the sale of the notes or common stock will be the purchase price of the notes or common stock less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject, any proposed purchases of notes or common stock to be made directly or through agents.

The notes and the common stock offered by this prospectus may be sold from time to time to purchasers:

•	directly by the selling securityholders and their successors, which includes their donees, pledgees or transferees or their successors-in-interest, or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the selling securityholders or the purchasers of the notes and the common stock. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The selling securityholders and any underwriters, broker-dealers or agents who participate in the sale or distribution of the notes and the underlying common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. The selling securityholders identified as registered broker-dealers in the selling securityholders table above (under “Selling Securityholders”) are deemed to be underwriters. As a result, any profits on the sale of the notes and the underlying common stock by such selling securityholders and any discounts, commissions or agent’s commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Selling securityholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 will be subject to prospectus delivery requirements of the Securities Act of 1933. Underwriters are subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act of 1933.

The notes and the common stock may be sold in one or more transactions at:

•	fixed prices,

•	prevailing market prices at the time of sale,

•	prices related to such prevailing market prices,

•	varying prices determined at the time of sale, or

•	negotiated prices.

These sales may be effected in one or more transactions:

•	on any national securities exchange or quotation service on which the notes and common stock may be listed or quoted at the time of the sale,

•	in the over-the-counter market,

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market,

•	through the writing of options (including the issuance by the selling securityholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise,

•	through the settlement of short sales, or

•	through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the notes and the common stock issuable upon conversion thereof or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions which in turn may:

•	engage in short sales of the notes or the common stock in the course of hedging their positions,

•	sell the notes and common stock short and deliver the notes and common stock to close out short positions,

•	loan or pledge notes or the common stock to broker-dealers or other financial institutions that in turn may sell the notes and the common stock,

•	enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the notes or the common stock, which the broker-dealer or other financial institution may resell under the prospectus, or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the common stock by the selling securityholders.

     Our common stock trades on the New York Stock Exchange under the symbol “NCS.” We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. Accordingly, no assurances can be given as to the development of liquidity or any trading market for the notes. Please read “Risk Factors – Risks Related to the Notes and our Common Stock – An active trading market for the notes may not develop.”

     There can be no assurance that any selling securityholder will sell any or all of the notes or the common stock under this prospectus. Further, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the common stock by other means not described in this prospectus. In addition, any notes or common stock covered by this prospectus that qualify for sale under Rule 144 or Rule 144A of the Securities Act of 1933 may be sold under Rule 144 or Rule 144A rather than under this prospectus. The notes or common stock covered by this prospectus may also be sold to non-U.S. persons outside the United States in accordance with Regulation S under the Securities Act of 1933 rather than under this prospectus. The notes and the common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

     The selling securityholders and any other person participating in the sale of notes or the common stock will be subject to the Securities Exchange Act of 1934. The Securities Exchange Act of 1934 rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the common stock by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the common stock to engage in market-making activities with respect to the particular notes and the common stock being distributed. This may affect the marketability of the notes and the common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the common stock.

     We have agreed to indemnify the selling securityholders against certain liabilities, including liabilities under the Securities Act of 1933.

     The notes were issued and sold in November 2004 in transactions exempt from the registration requirements of the Securities Act of 1933 to persons reasonably believed by the initial purchasers to be “qualified institutional buyers,” as defined by Rule 144A under the Securities Act of 1933.

     Prior to the private placement, there was no trading market for the notes. Although the broker-dealers that acted as initial purchasers when the notes were originally issued have advised us that they currently intend to make a market in the notes, they are not obligated to do so and may discontinue market-making activities at any time without notice. In addition, their market-making activities will be subject to limits imposed by the Securities Act of 1933 and the Securities Exchange Act of 1934 and may be limited during the pendency of this shelf registration statement. Although the notes issued in the private placement are eligible for trading on the PORTAL MarketSM, notes resold using this prospectus will no longer be eligible for trading on the PORTAL MarketSM. We have not listed, and do not intend to list, the notes on any securities exchange or automated quotation system. We cannot assure you that any active market for the notes will develop or be sustained. If an active market is not developed or sustained, the market price and liquidity of the notes may be adversely affected.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

EXPERTS

     The consolidated financial statements and the related financial statement schedule of NCI Building Systems, Inc. at October 30, 2004 and November 1, 2003 and for each of the three years in the period ended October 30, 2004 incorporated in this prospectus by reference from our Annual Report on Form 10-K have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report, which is incorporated herein by reference and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

$180,000,000

Senior Subordinated Convertible Notes due 2024

PROSPECTUS

April 28, 2005